Exhibit 1.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

Thomson Reuters (Markets) LLC

and

SS&C Technologies, Inc.

Dated as of February 28, 2012

i

(continued)

(continued)

(continued)

Exhibits

A	Form of Transition Services Agreement

B	Form of Bill of Sale

C	Form of Assignment and Assumption Agreement

D	Form of Intellectual Property Assignment Agreement

v

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of February 28, 2012, by and between Thomson Reuters (Markets) LLC, a Delaware limited liability company (“Seller”) with tax identification number 20-4530702 and SS&C Technologies, Inc., a Delaware corporation (“Purchaser”), with tax identification number 06-1169696.

W I T N E S S E T H:

WHEREAS, the Seller Group presently conducts the Business;

WHEREAS, Seller desires to sell, transfer and assign (or arrange to be sold, transferred or assigned) to Purchaser, and Purchaser desires to acquire and assume from Seller and the Affiliate Sellers, all of the Purchased Assets and Assumed Liabilities, all as more specifically provided herein;

WHEREAS, in order to induce Purchasers to enter into this Agreement, contemporaneously herewith Thomson Reuters Corporation, a Canadian corporation (“Seller Parent”) has delivered to Purchaser a duly executed guaranty in favor of Purchaser (the “Seller Parent Guaranty”); and

WHEREAS, in order to induce Seller to enter into this Agreement, contemporaneously herewith SS&C Technologies Holdings Inc. has delivered to Seller (a) a duly executed guaranty in favor of Seller (the “Purchaser Guaranty”) and (b) duly executed copies of each of the Commercial Agreements;

WHEREAS, certain terms used in this Agreement are defined in Section 1.1;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, with respect to Seller, any Affiliate Seller or any other Thomson Reuters-related entity, “Affiliate” shall mean Thomson Reuters Corporation, a corporation organized under the laws of Ontario, Canada (and its successors), or any Person controlled by it.

“Affiliate Sellers” means, the Affiliates of Seller who own Purchased Assets, employ Employees or are subject to the Assumed Liabilities, as of immediately prior to the Closing, in each case as listed on the Schedule of Affiliate Sellers attached hereto.

“Business” means the Thomson Reuters PORTIA® business, as operated by the Seller Group as of the Closing Date.

“Business Day” means any day of the year other than Saturday or Sunday on which national banking institutions in New York, New York, USA and London, UK are open to the public for conducting business and are not required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means (i) that certain Thomson Reuters Outsourcing / Reseller Agreement for Performance Measurement Solution between Seller and Purchaser, dated as of the date of this Agreement; (ii) that certain Thomson Reuters Transitional Hosting Services Agreement between Seller and Purchaser, dated as of the date of this Agreement; (iii) that certain Thomson Reuters Enterprise Solutions Agreement between Seller and Purchaser, dated as of the date of this Agreement; and (iv) the Sublease Agreement.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.

“Core PORTIA Product” means the “PORTIA Basic System” (as such term is used in the Customer Contracts), being the primary software application required to be purchased or licensed by PORTIA clients that allows investment firms to perform the middle-to-back office accounting function.

“Customer Contract” means any Contract relating to the Business that is entered into by and between (i) any Seller or Affiliate Seller, on the one hand and (ii) a customer of the Business, on the other hand. “Customer Contracts” expressly excludes the Contracts set forth on Section 1.1(a) of the Seller Disclosure Schedule.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials in all cases related exclusively to the Business and the Purchased Assets, in each case whether or not in electronic form; provided, however, that “Documents” shall not include duplicate copies of such Documents retained by any member of the Seller Group subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.

“Employees” means the employees of Seller or the Affiliate Sellers exclusively employed in connection with the Business, consisting as of the date hereof of the Persons listed on Section 5.11(a) of the Seller Disclosure Schedule.

“Employee Benefit Plan” means an “employee benefit plan” as defined in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one person and further includes any benefit arrangement, obligation, custom or practice to provide benefits as compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, plant closing benefits, patent award programs, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Environmental Law” means any applicable Law relating to the protection of the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.) and comparable laws of other countries in which any of the Purchased Assets are located, as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Contracts” means all Contracts of the Seller Group other than the Purchased Contracts, including all Mixed-Use Contracts that are not Extracted Contracts.

“Extracted Contracts” means, in the case of a Mixed-Use Contract, solely (i) the terms and conditions of such agreement that relate exclusively to the Business; and (ii) such other terms and conditions which are reasonably related to the terms and conditions in (i).

“Former Employees” means all individuals (including common law employees, statutory and contractual employees) who were at one time employed or engaged by any member of the Seller Group exclusively in connection with the Business but who are no longer so employed or engaged as of immediately prior to the Closing.

“Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned or used by Seller or the Affiliate Sellers exclusively in the conduct of the Business, including desks, chairs, tables, Hardware, copiers, telecopy machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies, including those listed on Section 1.1(b)(i) of the Seller Disclosure Schedule but excluding any such items that (i) are provided to the Business pursuant to a Mixed-Use Contract, (ii) will be provided under the Transition Services Agreement, or (iii) are set forth on Section 1.1(b)(ii) of the Seller Disclosure Schedule.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hardware” means any and all computer and computer-related hardware, including computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“HMRC” means Her Majesty’s Revenue & Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (i) the principal of and, accreted value and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable for; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (iii) all obligations of the type referred to in clauses (i) and (ii) of any other Persons the payment of which such Person is responsible or liable for, directly or indirectly, as obligor, guarantor, surety or otherwise; (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); (v) all commitments or obligations for the reimbursement of any obligor with respect to letters of credit, or similar credit transactions that have not been claimed against; (vi) all obligations under any interest rate or currency swaps or other hedging agreement of such Person valued at the termination value thereof; and (vii) all obligations of such Person as lessee under leases that have been or should be recorded as capital leases.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks, service marks, trade names, service names, trade dress rights, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, the “Marks”); (iii) all Internet domain names; (iv) all copyrights and all mask works, databases and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof and (v) trade secrets.

“Intellectual Property License” means (i) any grant by any Seller or Affiliate Seller to a third Person of any right relating to or under the Purchased Intellectual Property and (ii) any grant to Seller or any Affiliate Seller of any right relating to or under any third Person’s Intellectual Property, to the extent such Intellectual Property is exclusively used in the Business.

“Interest” means interest calculated at an interest rate equal to the London Inter-Bank Offered Rate for a three (3) month deposit in U.S. dollars minus 1/8th of a percent, as quoted by Thomson Reuters at the close of business on the Closing Date.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge of Seller” means the actual knowledge of those Persons identified on Section 1.1(c) of the Seller Disclosure Schedule.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, results of operations or financial condition of the Business (taken as a whole), or (b) the ability of Seller and the Affiliate Sellers, taken as a whole, to consummate the transactions contemplated by this Agreement, in each case other than an effect resulting from an Excluded Matter. “Excluded Matter” means any one or more of the following: (i) any change in the United States or foreign regulatory or political conditions, economies or securities or financial markets in general (including fluctuations in exchange or interest rates) (other than to the extent such change disproportionately affects the applicable members of the Seller Group); (ii) any change that generally affects any industry in which the Business operates (other than to the extent such change disproportionately affects the applicable members of the Seller Group); (iii) earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any action taken by any member of the Purchaser Group with respect to the transactions contemplated hereby or with respect to the Business; (v) the effect of any changes in applicable Laws or accounting rules; (vi) any effect resulting from the announcement of this Agreement, compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement, including the loss of, or impact on the relationship of the Business with, any employees, customers, suppliers, partners or distributors; (vii) any action taken by any member of the Seller Group which Purchaser has expressly requested; or (viii) any failure of the Business to meet forecasts, predictions, guidance, estimates, milestones or budgets (provided that the underlying causes of such failure are not excluded by this clause (viii)).

“Material Customer Contract” means the Customer Contracts with the Material Customers. The master agreement portion of the Customer Contracts with each of the Material Customers that relate to the Business are listed on Section 1.1(d) of the Seller Disclosure Schedule and prior to Closing, such schedule will be updated to include all other Material Customer Contracts.

“Material Customers” means the top fifty (50) customers of the Business, such customers being ranked by aggregate revenue related exclusively to the Business for calendar year 2010 and, to the extent not already listed in accordance with the foregoing, the top fifty (50) customers being ranked by aggregate revenue related exclusively to the Business for calendar year 2011.

“Mixed-Use Contracts” means any agreement which includes both terms and conditions which relate to the Business and terms and conditions which relate to other businesses of the Seller Group, between (i) a member of the Seller Group on the one hand, and (ii) a supplier or vendor to the Seller Group on the other hand, including the suppliers and vendors set forth on Section 1.1(e) of the Seller Disclosure Schedule.

“Net Working Capital” means the current assets of the Business (defined by reference to only the line items noted on Section 1.1(f)(i) of the Seller Disclosure Schedule), excluding any Excluded Assets, less the current liabilities of the Business (defined by reference to only the line items noted on Section 1.1(f)(ii) of the Seller Disclosure Schedule), excluding any Excluded Liabilities.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business, as conducted by the Seller Group.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) title of a lessor under a capital or operating lease; (vi) non-exclusive licenses and other non-exclusive grants of rights to Intellectual Property or Technology set forth in Customer Contracts in the Ordinary Course of Business or as otherwise disclosed in Section 5.9(d) of the Seller Disclosure Schedule and (vii) such other imperfections in title, charges, easements, restrictions and encumbrances which are not material to the Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Products” means any and all products and services developed, manufactured, marketed, sold or otherwise provided exclusively by the Business.

“Purchased Contracts” means (i) all Customer Contracts in effect as of the Closing, including those listed on Section 1.1(g)(i) of the Seller Disclosure Schedule, (ii) all supplier or vendor Contracts exclusively related to the Business and in effect as of the Closing, as set forth on Section 1.1(g)(ii) of the Seller Disclosure Schedule, (iii) the supplier or vendor Extracted Contracts listed on Section 1.1(g)(iii) of the Seller Disclosure Schedule and (iv) any other Extracted Contracts entered into between the date hereof and the Closing Date by any member of the Seller Group, but only to the extent such Extracted Contracts are specifically designated as “Purchased Contracts” by Seller in writing, and with Purchaser’s prior consent, after the date hereof. Prior to Closing, Section 1.1(g)(i) of the Seller Disclosure Schedule will be updated to include all Purchased Contracts.

“Purchased Intellectual Property” means (i) the Intellectual Property owned by Seller and the Affiliate Sellers and used exclusively in connection with the Business, (ii) the TRGR Purchased Assets and (iii) the Marks set forth on Section 1.1(h) of the Seller Disclosure Schedule.

“Purchaser Group” means the group comprised of Purchaser and all of its Affiliates.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser concurrently herewith.

“Seller Group” means the group comprised of Seller and all of its Affiliates.

“Sublease Agreement” means that certain Sublease Agreement with respect to the Transferred Leased Real Property, between Seller and Purchaser, dated as of the date hereof.

“Target Working Capital” means a Net Working Capital deficit of $4,000,000.

“Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Technology” means, collectively, all information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transfer Documents” means the bill of sale substantially in the form of Exhibit B hereto, the assignment and assumption agreement substantially in the form of Exhibit C hereto, and the intellectual property assignment agreement substantially in the form of Exhibit D hereto, in each case with changes thereto as are deemed necessary or appropriate pursuant to applicable Law.

“TRGR” means Thomson Reuters Global Resources, an unlimited company organized under the laws of the Republic of Ireland.

“TRGR Purchased Assets” means the Intellectual Property used exclusively in the Business that is owned by TRGR, as of the date of this Agreement, and will be transferred by TRGR to Seller prior to the Closing.

“VAT” means value added Tax chargeable under the Value Added Tax Act 1994 and any similar replacement or additional Tax applicable in any jurisdiction in which Purchased Assets are being transferred pursuant to the transactions contemplated hereby.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and each similar state, local or foreign law or regulation.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
2011 Audited Financial Statements	2.5(c)
Acquired Company	8.1(a)(i)(D)
Adjustment Threshold	3.3(e)
Agreement	Preamble
Alternate Procedure	9.5
Alternative Financing	7.14(a)
Alternative Financing Agreements	7.14(b)
Alternative Financing Commitment	7.14(a)
Antitrust Division	7.4(a)
Antitrust Laws	7.4(a)
Assumed Liabilities	2.3
Balance Sheet Date	5.4
Basket	11.5(a)
Business Financials	7.14(d)
Cap	11.5(a)

Term	Section
Closing	4.1
Closing Date	4.1
Closing Statement	3.3(a)
Closing Working Capital	3.3(a)
Commission	7.8(b)
Commission Plans	9.1(c)
Confidentiality Agreement	7.6(a)
Covered Employees	8.1(a)(iii)
Debt Commitment Letter	6.6(a)
Debt Financing	6.6(a)
Enhanced Pension Benefits	9.1(g)(ii)
Environmental Permits	5.15(a)
Excluded Assets	2.2
Excluded Liabilities	2.4
Excluded Matter	1.1 (in Material Adverse Effect definition)
Existing Software	5.9(h)
Existing Stock	7.9(b)
Final Working Capital	3.3(e)
Financial Statements	5.4
Financing Agreements	7.14(a)
FTC	7.4(a)
Fundamental Representations	11.5(a)
IFRS	5.4
Indemnification Claim	11.4(b)
Independent Accountant	3.3(c)
Later Transfer Date	9.1(a)
Lease	5.8
Lenders	6.6(a)
Loan-Eligible Transferred Employee	9.1(d)
Loss and Losses	11.2(a)
Marks	1.1 (in Intellectual Property definition)
Material Contracts	5.10(a)
Material Suppliers	5.18
Nonassignable Assets	2.5(b)
Purchase Price	3.1
Purchased Assets	2.1
Purchaser	Preamble
Purchaser 401(k) Plan	9.1(d)
Purchaser Designees	2.1
Purchaser Documents	6.2
Purchaser FSA	9.2(c)
Purchaser Guaranty	Recitals
Purchaser Indemnified Parties	11.2(a)
Registered Purchased Intellectual Property	5.9(a)

Term	Section
Relevant Singapore Employees	9.1(a)
Relevant UK Employee	9.1(g)(ii)
Relevant UK Employee’s Deferred Benefit	9.1(g)(ii)
Representatives	7.14(d)
Restricted Business	8.1(a)(i)
Restricted Period	8.1(a)
Retained Names and Marks	7.9(a)
Seller	Preamble
Seller 401(k) Plan	9.1(d)
Seller Benefit Plans	5.12(a)
Seller Documents	5.2
Seller FSA	9.2(c)
Seller Indemnified Parties	11.3
Seller Parent	Recitals
Seller Parent Guaranty	Recitals
Singapore EA	9.1(a)
Sub-Basket	11.5(a)
Successful Claim	9.1(g)(ii)
Survival Period	11.1(a)
Termination Date	4.2(a)
Thomson Reuters UK Pension Schemes	9.1(g)
Total Consideration	3.1
Transferred Employees	9.1(a)
Transferred Leased Real Property	5.8
Transferred Plans	2.1(a)(ix)
Transition Services Agreement	7.10
TUPE Regulations	9.1(a)
UK Defined Benefit Pension Scheme	5.12(i)
UK Employees	9.1(a)
Unaudited Balance Sheet	5.4
Unidentified Employee	9.1(f)(iii)

1.3 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ or any reference to the calculation of monies shall, unless the text expressly states otherwise, mean U.S. dollars.

Exhibits/Schedules. Any matter or item disclosed on one section of the Seller Disclosure Schedule shall be deemed to have been disclosed on each other section of the Seller Disclosure Schedule, respectively, to the extent it is reasonably apparent to the reader thereof that such disclosure relates to such other section. Disclosure of any item on the Seller Disclosure Schedule shall not constitute an admission or indication that such item or matter is material or would have a Material Adverse Effect. No disclosure on the Seller Disclosure Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in the Seller Disclosure Schedule or any Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II.

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Assets. (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Seller and the Affiliate Sellers, and Seller shall and shall arrange for the Affiliate Sellers to, sell, transfer, assign, convey and deliver to Purchaser or, subject to the prior written consent of Seller, which shall not be unreasonably withheld, conditioned, or delayed, any of its wholly-owned subsidiaries designated in writing by Purchaser at least five (5) Business Days prior to the Closing (collectively, the “Purchaser Designees”) all of their respective right, title and interest in, to and under the Purchased Assets. “Purchased Assets” shall mean, as the same shall exist on the Closing Date, the following assets of the Seller Group to the extent exclusively related to the Business:

(i) the Purchased Contracts;

(ii) the Purchased Intellectual Property;

(iii) all current assets exclusively related to the Business, including all trade accounts and notes receivable arising exclusively out of the sale of goods or services of the Business (net of any sales Taxes arising directly from such accounts and notes receivable which constitute Excluded Liabilities);

(iv) all prepaid charges and expenses;

(v) the Furniture and Equipment;

(vi) all Documents but excluding such files as may be required to be retained by any member of the Seller Group under applicable Law (copies of which, to the extent permitted by applicable Law, will be made available to Purchaser upon Purchaser’s reasonable request), and excluding personnel files for Employees and Former Employees;

(vii) rights under non-disclosure or confidentiality, non-compete, or non-solicitation agreements (i) with Employees and Former Employees or (ii) with third parties;

(viii) to the extent transferable, all rights under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold, or services provided, to the Business;

(ix) the non-U.S. Seller Benefit Plans and related assets that transfer to Purchaser by operation of law including as set forth on Section 2.1(a)(ix) of the Seller Disclosure Schedule (the “Transferred Plans”); and

(x) all goodwill and other intangible assets associated with the Business.

2.2 Excluded Assets. Nothing herein contained shall be deemed to require the sale, transfer, assignment or conveyance of the Excluded Assets to Purchaser, and the Seller Group shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean all assets, properties, interests and rights of the Seller Group other than the Purchased Assets, and in any case the Purchased Assets shall exclude:

(a) the Excluded Contracts;

(b) all cash, cash equivalents, marketable securities, bank deposits or similar cash items of the Seller Group;

(c) all minute books, organizational documents, stock registers and such other books and records of each member of the Seller Group as pertain to ownership, organization or existence of such member of the Seller Group;

(d) the names, marks and other indicia of “Thomson Reuters,” names containing the word “Thomson” or “Reuters,” the characteristic and stylized font type, and any Thomson Reuters logo or other similar marks and derivatives of such names, marks, fonts, logos and other indicia, including any Intellectual Property related to, incorporating or utilizing such names and indicia, whether alone or in combination with any other words, phrases or designs, together with all of the goodwill represented thereby or pertaining thereto;

(e) all Intellectual Property rights of the Seller Group other than the Purchased Intellectual Property;

(f) all Seller Benefit Plans and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations of any member of the Seller Group under, and any administrative or other services agreements relating to, any such Seller Benefit Plan, except to the extent any of the foregoing are Transferred Plans;

(g) all personnel files pertaining to any Employee or Former Employee;

(h) any (i) other books and records that the Seller Group is required by Law to retain or that Seller determines are necessary or advisable to retain; provided, however, that Purchaser shall have the right to make copies of any portions of such retained books and records that relate exclusively to the Business or the Purchased Assets; (ii) information management systems of the Seller Group, other than those used exclusively in the conduct of the Business; and (iii) documents relating to proposals to acquire the Business by Persons other than Purchaser;

(i) any claim, right or interest of any member of the Seller Group in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom;

(j) all insurance policies or programs of self-insurance or rights to proceeds thereof relating to the assets, properties, business or operations of any member of the Seller Group, including in respect of the Business and the Purchased Assets;

(k) any rights, claims, credits, demands, rights of set-off or causes of action of any member of the Seller Group against third parties relating to assets, properties, business or operations of the Seller Group (including in respect of the Business and the Purchased Assets) arising out of events occurring on or prior to the Closing Date;

(l) all Tax Returns and financial statements of the Seller Group and the Business and all records (including working papers) related thereto;

(m) all ownership interests of any member of the Seller Group in any Person;

(n) all Permits;

(o) all assets set forth on Section 2.2(o) of the Seller Disclosure Schedule;

(p) all assets the benefits of which are provided to Purchaser under the Transition Services Agreement, the Commercial Agreements or the agreement between Omgeo LLC, or the relevant affiliate thereof, and Purchaser, substantially in the form made available to Purchaser prior to the date hereof; and

(q) all rights that accrue to any member of the Seller Group under this Agreement.

2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform, pay and discharge in accordance with their respective terms (i) those Liabilities of Seller or the Affiliate Sellers existing, arising or accruing following the Closing (including ongoing performance obligations) under the Purchased Contracts (other than Liabilities attributable to any breach or default by Seller or any of its Affiliates prior to the Closing), (ii) Liabilities taken into account in calculating the Closing Working Capital (including Liabilities related to ongoing maintenance obligations for which maintenance fees have been paid and which are included in deferred revenues), and (iii) Liabilities with respect to Transferred Employees arising from Transferred Plans and Seller Benefit Plans that are assumed by Purchaser pursuant to Sections 9.1, 9.2(c), and 9.3 (collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Purchaser will not assume or be liable for or required to discharge any Liabilities of the Seller or Affiliate Sellers that are not expressly Assumed Liabilities (the “Excluded Liabilities”), including;

(a) all Liabilities under any Mixed-Use Contract to the extent not arising under an Extracted Contract;

(b) all Liabilities with respect to employees, including the Transferred Employees and Former Employees, in respect of periods preceding and including the Closing, except any such Liabilities as would be accrued for on a balance sheet of the Business as of the Closing Date that was prepared in a manner consistent with the preparation of the Unaudited Balance Sheet;

(c) all Liabilities arising under any Seller Benefit Plans (other than Liabilities that are Assumed Liabilities and to the extent provided in Sections 9.1, 9.2(c) and 9.3);

(d) all Liabilities of each member of the Seller Group under any Indebtedness;

(e) all Liabilities for (i) Taxes related to the Business, the Purchased Assets and the Transferred Employees for all taxable periods (or portions thereof) ending on or prior to the Closing Date, (ii) all Taxes of any member of the Seller Group not related to the Business, the Purchased Assets or the Transferred Employees for all taxable periods (or portions thereof), (iii) any Taxes of another person for which any member of the Seller Group is liable, including Taxes for which any Seller or Affiliate Seller is liable by reason of Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law) being a transferee or successor, any contractual obligation or otherwise (provided, however, that to the extent such Liabilities for Taxes relate to the Business, the Purchased Assets, or the Transferred Employees only for taxable periods or portions thereof ending on or prior to the Closing Date) and (iv) except as provided in Section 12.1, any income, transfer, sales, use or other Taxes arising in connection with the consummation of the transactions contemplated by this Agreement (including any income Taxes arising as a result of the transfer by the Seller and the Affiliate Sellers to the Purchaser of the Purchased Assets); and

(f) all Liabilities relating to amounts required to be paid by any member of the Seller Group hereunder.

2.5 Further Conveyances and Assumptions; Consent of Third Parties; Post-Closing Covenants.

(a) From time to time following the Closing, Seller and Purchaser shall and Seller and Purchaser shall arrange for their respective Affiliates to execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and the Purchaser Designees and their successors or assigns, all of the rights, titles and interests intended to be conveyed to Purchaser and the Purchaser Designees under this Agreement and the Transfer Documents and to assure fully to Seller and the Affiliate Sellers and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement and the Transfer Documents, and to otherwise make effective the transactions contemplated hereby and thereby.

(b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset, including any Contract, Permit, certificate, approval, authorization or other right, which by its terms or by Law is nonassignable without the consent of a third party or a Governmental Body or is cancelable by a third party in the event of an assignment (“Nonassignable Assets”) unless and until such consent shall have been obtained. With respect to Purchased Contracts, Seller shall use, and shall cause the other members of the Seller Group to use, their commercially reasonable efforts to cooperate with Purchaser at its request for up to 365 days following the Closing Date in endeavoring to obtain such consents promptly; provided, however, that such efforts shall not require any member of the Seller Group to incur any expenses other than nominal expenses or Liabilities or provide any financial or other accommodation to obtain any such consent. After the Closing, Purchaser and Seller shall and Seller and Purchaser shall arrange for their respective Affiliates to use their respective commercially reasonable efforts to obtain, or cause to be obtained, any consent, substitution, approval or amendment required to novate all Liabilities under any and all Purchased Contracts or other Liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of the Seller Group so that, in any such case, Purchaser shall be solely responsible for such Liabilities; provided, however, that such efforts shall not require Purchaser or any Purchaser Designees or any of their Affiliates to incur any expenses other than nominal expenses or Liabilities or provide any financial or other accommodation to obtain any such novation. Seller shall take and shall arrange for its Affiliates to take such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of any Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets and Seller shall (or shall arrange for its Affiliate to) promptly pay over to Purchaser all money or other consideration received by them in respect of all Nonassignable Assets.

(c) No later than the later of (i) the forty-fifth (45th) day following the Closing Date or (ii) May 1, 2012, Seller shall deliver (or caused to be delivered) to Purchaser the audited combined statement of financial position of the Business as at December 31, 2011 and the related audited combined statements of comprehensive income, of changes in net assets and of cash flows of the Business (in each case presented in thousands) for the year then ended (the “2011 Audited Financial Statements”). Prior to delivery of the 2011 Audited Financial Statements, Purchaser shall provide to Seller all reasonable cooperation and access to all Employees and information, records and resources of the Business reasonably requested by Seller in connection with the preparation of the 2011 Audited Financial Statements.

2.6 Bulk Sales Laws. Without limiting the other provisions of this Agreement (including Section 5.5 and ARTICLE XI), Purchaser hereby waives compliance by Seller and the Affiliate Sellers with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

2.7 Purchase Price Allocation. Seller and Purchaser shall allocate the Total Consideration as specified in Section 2.7 of the Seller Disclosure Schedule.

ARTICLE III.

CONSIDERATION

3.1 Consideration. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to $170,000,000 (the “Purchase Price”), subject to adjustment as provided in Section 3.3 and (b) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”).

3.2 Payment of Purchase Price. On the Closing Date, Purchaser shall pay the Purchase Price (free and clear of any withholding to Seller (and to the Affiliate Sellers, as designated by Seller in writing)), by wire transfer of immediately available funds into one or more accounts designated in writing by Seller.

3.3 Purchase Price Adjustment.

(a) As promptly as practicable, but no later than ninety (90) days after the Closing Date, Seller shall arrange for the Closing Statement (as defined below) to be prepared and delivered to Purchaser. The closing statement (the “Closing Statement”) shall present the Net Working Capital as of the end of business on the Closing Date (“Closing Working Capital”). The calculation of Closing Working Capital shall be in a manner consistent with the preparation of the Unaudited Balance Sheet (but only with respect to the items included in the definition of Net Working Capital) and the example set forth on Section 3.3(a) of the Seller Disclosure Schedule.

(b) If Purchaser disagrees with Seller’s calculation of Closing Working Capital delivered pursuant to Section 3.3(a), Purchaser may, within thirty (30) days after delivery of the Closing Statement, deliver a notice to Seller stating that Purchaser disagrees with such calculation and specifying in reasonable detail those items or amounts as to which Purchaser disagrees and the basis therefor. Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Closing Working Capital delivered pursuant to Section 3.3(a).

(c) If a notice of disagreement shall be duly delivered pursuant to Section 3.3(b), Purchaser and Seller shall, during the thirty (30) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital. If during such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause an independent accounting firm to be mutually agreed upon by Seller and Purchaser (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Purchaser and Seller shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement and the calculation of Closing Working Capital as to which Purchaser has disagreed in its notice of disagreement duly delivered pursuant to Section 3.3(b). The Independent Accountant shall deliver to Purchaser and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller, shall be deemed a final arbitration award that is binding on Purchaser and Seller, and neither Purchaser nor Seller shall seek further recourse to courts or other tribunals, other than to enforce such report. Judgment may be entered to enforce such report in any court of competent jurisdiction. The fees and expenses of the Independent Accountant acting under this Section 3.3 shall be borne 50% by Purchaser and 50% by Seller.

(d) Purchaser and Seller shall, and shall arrange for their respective representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Working Capital and in the conduct of the review referred to in this Section 3.3, including the making available to the extent necessary of books, records, work papers and personnel.

(e) If Final Working Capital exceeds Target Working Capital by more than $1,000,000 (the “Adjustment Threshold”), Purchaser shall pay to Seller, in the manner and with Interest as provided in Section 3.3(f), the amount of such excess over the Adjustment Threshold and, if Target Working Capital exceeds Final Working Capital by more than the Adjustment Threshold, Seller, on its behalf or on behalf of the Affiliate Sellers, as applicable, shall pay to Purchaser, in the manner and with Interest as provided in Section 3.3(f), the amount of such excess over the Adjustment Threshold, in each case as an adjustment to the Purchase Price. “Final Working Capital” means Closing Working Capital (i) as shown in Seller’s calculation delivered pursuant to Section 3.3(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 3.3(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 3.3(c) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.3(c); provided, however, that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 3.3(a) or less than Purchaser’s calculation of Closing Working Capital delivered pursuant to Section 3.3(b).

(f) Any payment pursuant to Section 3.3(e) shall be made at a mutually convenient time and place within five (5) Business Days after Final Working Capital has been determined by wire transfer by Purchaser or Seller, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party. The amount of any payment to be made pursuant to this Section 3.3 shall bear Interest from and including the Closing Date to but excluding the date of payment. Such Interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE IV.

CLOSING AND TERMINATION

4.1 Closing Date. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in ARTICLE II hereof (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, New York (or at such other place as the parties may designate in writing) at 10:00 a.m. (New York City time) on a date promptly (but no later than three (3) Business Days) following satisfaction or waiver of the conditions set forth in ARTICLE X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties hereto. Notwithstanding the foregoing, in no event shall the Closing occur on a date that is less than forty-five (45) days after the date of this Agreement. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” The tangible embodiment of all of the TRGR Purchased Assets is located at the Business’s global business headquarters at 22 Thomson Place, Boston, MA 02210, and delivery of the TRGR Purchased Assets to Purchaser will take place in such location.

4.2 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) At the election of Purchaser or Seller on or after the date that is ninety (90) days after the date of this Agreement (such date, as it may be extended under this Section 4.2(a), the “Termination Date”), if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in breach in any material respect of any of its obligations hereunder; and provided, further, that Seller or Purchaser shall have the option to extend the Termination Date for an additional period of time not to exceed ninety (90) days if all other conditions to the Closing are satisfied or capable of then being satisfied and the sole reason that the Closing has not been consummated is that the conditions set forth in Sections 10.1(c) or 10.1(d), or 10.2(c) or 10.2(d), respectively, have not been satisfied due to the failure to obtain the necessary consents and approvals under applicable Laws or an Order of a Governmental Body of competent jurisdiction shall be in effect and Purchaser or Seller are still attempting to obtain such necessary consents and approvals under applicable Laws, or are contesting (i) the refusal of the relevant Governmental Body to give such consents or approvals, or (ii) the entry of any such Order, in court or through other applicable proceedings;

(b) by mutual written consent of Seller, on the one hand, and Purchaser, on the other hand;

(c) by Purchaser or Seller if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that subject to Section 7.4(b), the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided, however, that the right to terminate this Agreement under this Section 4.2(c) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(d) by Seller if a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date cause the condition set forth in Section 10.2(a) or 10.2(b) not to be satisfied, and such breach is not cured, or is incapable of being cured, by the earlier of the thirtieth (30th) day after receipt of written notice by Seller to Purchaser of such breach and the Termination Date; provided, that the Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.1 not to be satisfied; or

(e) by Purchaser if a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date cause the condition set forth in Section 10.1(a) or 10.1(b) not to be satisfied, and such breach is not cured, or is incapable of being cured, by the earlier of the thirtieth (30th) day after receipt of written notice by Purchaser to Seller of such breach and the Termination Date; provided, that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.2 not to be satisfied.

4.3 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 4.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Purchased Assets hereunder shall be abandoned, without further action by Purchaser or Seller.

4.4 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Sections 4.2 and 4.3, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Seller; provided, that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement occurring prior to such termination and; provided, further, that the obligations of the parties set forth in ARTICLE XI and ARTICLE XII hereof shall survive any such termination and shall be enforceable hereunder.

(b) The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 4.4 shall relieve Purchaser or Seller of their obligations under the Confidentiality Agreement.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller hereby represents and warrants to Purchaser as to itself and the rest of the Seller Group and the Purchased Assets, that:

5.1 Organization and Good Standing. Seller is a legal entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization.

5.2 Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement and Seller and the Affiliate Sellers, respectively, has, or will have, at or prior to Closing (as required), all requisite power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller or the Affiliate Sellers in connection with the consummation of the transactions contemplated by this Agreement, including the Transition Services Agreement and the Commercial Agreements (collectively, the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been (or will be, at or prior to Closing) duly authorized and approved by all requisite action on the part of Seller and the Affiliate Sellers that are parties thereto. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and the Affiliate Sellers which is party thereto, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller or the

Affiliate Sellers that are parties thereto, enforceable against such Seller, or as the case may be, each applicable Affiliate Seller, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Except as (i) set forth on Section 5.3(a) to the Seller Disclosure Schedule, (ii) described in Section 5.3(b), or (iii) may result from any facts or circumstances relating solely to any member of the Purchaser Group, none of the execution and delivery by Seller or the Affiliate Sellers, as applicable, of this Agreement or any of the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller or the Affiliate Sellers, as applicable, with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (A) the certificate of incorporation or by-laws or comparable organizational documents of Seller or any Affiliate Seller; (B) any Contract of the Seller or an Affiliate Seller or any of their respective Affiliates (including Excluded Contracts but excluding Customer Contracts that are not Material Customer Contracts); (C) any Order of any Governmental Body applicable to the Business or by which any of the Purchased Assets are bound; or (D) any applicable Law, other than, in the case of clauses (B) or (C), such conflicts, violations, defaults, terminations or cancellations that would not be material to the Business or would not have a material impact on the ability of Seller and the Affiliate Sellers, taken as a whole, to consummate the transactions contemplated by this Agreement.

(b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Seller or any Affiliate Seller in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by Seller and the Affiliate Sellers, as applicable, with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and any other applicable Antitrust Laws, (ii) such other consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain are not material to the Business or the consummation of the transactions contemplated hereby and (iii) consents, waivers, approvals, Orders, Permits or authorizations as are necessary as a result of any facts or circumstances relating solely to any member of the Purchaser Group.

5.4 Financial Statements. Set forth on Section 5.4 of the Seller Disclosure Schedule are copies of (i) the audited combined balance sheets of the Business as at December 31, 2009 and 2010 and the related audited combined statements of comprehensive income, of changes in net assets and of cash flows of the Business for the years then ended and (ii) the unaudited combined statement of financial position of the Business as of December 31, 2011 (the “Unaudited Balance Sheet”) and the related unaudited combined statements of comprehensive income, of changes in net assets and of cash flow of the Business (in each case, presented in thousands) for the year then ended (such statements of financial position (including the

Unaudited Balance Sheet) and related statements including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto and on Section 5.4 of the Seller Disclosure Schedule, the Financial Statements have been prepared, and the Business Financials when delivered will be prepared, in accordance with International Financial Reporting Standards (“IFRS”) consistently applied (except for the exclusion of normal year-end adjustments for the unaudited financial statements and the lack of footnotes thereto). Except as set forth on Section 5.4 of the Seller Disclosure Schedule, based on the assumptions set forth in the Financial Statements or Business Financials, as appropriate, and to the extent therein included, the Financial Statements present fairly, and the Business Financials when delivered will present fairly, in all material respects, the income, combined financial position, changes in net assets, results of operations and cash flows of the Business as at the dates and for the periods indicated therein. The Financial Statements were derived, and the Business Financials when delivered will be derived, from the accounting records of Thomson Reuters Corporation and its Subsidiaries insofar as they relate to the Business and as adjusted as necessary to conform to IFRS (in each case except as may be indicated in the notes thereto). For the purposes hereof, December 31, 2011 is referred to as the “Balance Sheet Date.”

5.5 Title to Purchased Assets; Sufficiency of Assets.

(a) (i) Seller or the Affiliate Sellers own and have good title to or, in the case of property held under lease or license, a valid and subsisting interest in or a legal, valid and enforceable license or right to use or (ii) TRGR owns and has good title to or, in the case of property held under lease or license, a valid or subsisting interest in or a legal, valid and enforceable license or right to use, which will be transferred to Seller prior to Closing, each of the Purchased Assets free and clear of all Liens other than Permitted Exceptions. TRGR currently owns and has good title to, and at the Closing Seller will own and have good title to, the TRGR Purchased Assets free and clear of all Liens other than Permitted Exceptions. Except for (i) any Intellectual Property License disclosed on Section 5.9(d) of the Seller Disclosure Schedule, (ii) any Intellectual Property License whereby Seller or the Affiliate Sellers license the Intellectual Property of a third party (who is not an Affiliate of Seller) pursuant to a Purchased Contract which is not required to be disclosed on Section 5.9(d) of the Seller Disclosure Schedule, (iii) as disclosed in the Black Duck Software report included in Section 5.9(g) of the Seller Disclosure Schedule and (iv) any Intellectual Property licensed from a supplier or vendor listed on Section 1.1(e) of the Seller Disclosure Schedule, (A) the Core Portia Product and (B) any other software purchased by or licensed to PORTIA clients pursuant to Customer Contracts is, in each case, exclusively related to the Business.

(b) Except as set forth on Section 5.5(b) of the Seller Disclosure Schedule, the Purchased Assets, when taken together with the services to be provided under the Transition Services Agreement and the Commercial Agreements, constitute all of the assets necessary for the Seller Group to conduct the Business as of the Closing in all material respects as conducted on the Closing Date by the Seller Group. Immediately following the Closing, Purchaser or the Purchaser Designees, as applicable, will own all of the Purchased Assets, free and clear of all Liens, other than Liens described in clauses (i), (iv), (v) (except with respect to Furniture and Equipment) and (vi) of the definition of Permitted Exceptions.

5.6 Absence of Certain Developments. Since the Balance Sheet Date, (i) except (A) as expressly contemplated by this Agreement, (B) as set forth on Section 5.6 of the Seller Disclosure Schedule, or (C) for matters relating to the process for the sale of the Business, the Seller Group has conducted the Business in the Ordinary Course of Business and neither Seller nor any of the Affiliate Sellers has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.2 hereof other than any actions that are expressly contemplated by this Agreement or any Seller Document, and (ii) there has not been any event, change, occurrence or circumstance that has had a Material Adverse Effect.

5.7 Taxes.

(a) Except for matters that would not have a Material Adverse Effect, (i) Seller and the Affiliate Sellers have timely filed, or there have been timely filed on their behalf, all Tax Returns related to the Business required to be filed with the appropriate tax authorities in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted or to be obtained on behalf of Seller or the Affiliate Sellers); and (ii) all Taxes related to the Business due and payable with respect to such Tax Returns have been paid.

(b) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(c) None of the Purchased Assets include an interest in any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes or any stock of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law) or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(d) This Section 5.7 represents the sole and exclusive representation and warranty of Seller regarding Tax matters.

5.8 Real Property. Section 5.8 of the Seller Disclosure Schedule sets forth a complete list of real property being subleased to Purchaser pursuant to the Sublease Agreement (the “Transferred Leased Real Property”). Seller has made available to Purchaser a true, correct and complete copy of each Contract constituting a lease, occupancy agreement or other use right to the extent relevant to the Transferred Leased Real Property (the “Lease”). With respect to the Lease, except as would not reasonably be expected to have a material adverse impact to the sublessee or to the use of or operations in the Transferred Leased Real Property by the sublessee under the terms of the Sublease Agreement:

(a) the Lease is valid, binding, enforceable and in full force and effect;

(b) Neither Seller, nor, to the Knowledge of Seller, any other Person, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of Seller, is threatened, which, after the giving of notice, with lapse of time or otherwise, would constitute a breach or default by such Affiliate of Seller, or, to the Knowledge of Seller, any other Person under such Lease;

(c) There are no disputes, oral agreements or forbearances programs in effect as to such Lease;

(d) the Affiliate of Seller party to such Lease has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold or given any party the right to occupy the same, and the current use of such facilities complies with all codes, permits, rules, regulations and Liens applicable to such facilities and Transferred Leased Real Property in all material respects;

(e) to the Knowledge of Seller, all facilities on the Transferred Leased Real Property are in reasonably good condition and repair, and are supplied with utilities and other services adequate for the operation of said facility; and

(f) to Seller’s Knowledge, there is no Lien applicable to the Transferred Leased Real Property subject to the Sublease Agreement.

5.9 Intellectual Property. Except for the representations and warranties contained in Section 5.5, the representations and warranties contained in this Section 5.9 are the sole and exclusive representations and warranties of Seller pertaining or relating to Intellectual Property.

(a) Section 5.9(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all material registered and pending applications of Intellectual Property included in the Purchased Intellectual Property as of the date of this Agreement (“Registered Purchased Intellectual Property”), in each case setting forth, as applicable, the filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) or registered owner(s). Seller is or, with respect to the TRGR Purchased Assets, will be prior to Closing, the owner of all such registered and pending applications of Intellectual Property, free and clear of all Liens (other than Permitted Exceptions). As of the date of this Agreement, all issuance, renewal, maintenance and other payments that are due with respect to any Registered Purchased Intellectual Property have been paid.

(b) Seller and the Affiliate Sellers own, or with respect to the TRGR Purchased Assets will own prior to Closing, all Purchased Intellectual Property used by the Business in the Ordinary Course of Business and to otherwise conduct the Business in the Ordinary Course of Business. As of the date of this Agreement, the Purchased Intellectual Property used by the Business is not the subject of any written challenge received by Seller or the Affiliate Sellers (or, with respect to the TRGR Purchased Assets, received by TRGR) and neither Seller nor any Affiliate Seller has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any Intellectual Property License to which Seller or any Affiliate Seller is a party or by which any of them is bound, except in each case to the extent such challenge or default would not be material to the Business.

(c) (i) The operations, Products and services of the Business and the use and exploitation of such Products by Seller and the Affiliate Sellers in the conduct of the Business do not infringe, constitute an unauthorized use of or misappropriate any Intellectual Property right of any Person, (ii) as of the date of this Agreement, there is no legal proceeding initiated by any other Person pending or threatened in writing against Seller or the Affiliate Sellers alleging any of the matters described in clause (i) of this Section 5.9(c) nor has any such proceeding been previously pending or threatened in the six (6) years prior to the date of this Agreement (provided that any legal proceeding that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Seller or an Affiliate Seller shall be deemed to be “threatened” rather than “pending”) and (iii) to the Knowledge of the Seller, no third Person (including any former Employee) is engaging in any activity that infringes, constitutes an unauthorized use of or misappropriates any Purchased Intellectual Property (other than as may result from any Person’s registration of Internet domain names of or use of key words on the Internet).

(d) Except as provided in any Material Contract, neither of the Seller nor any Affiliate Seller has entered into a material Intellectual Property License other than Customer Contracts in the Ordinary Course of Business. Section 5.9(d) of the Seller Disclosure Schedule identifies each material Intellectual Property License (excluding any commercial off-the-shelf software programs) pursuant to which Seller or the Affiliate Sellers license Intellectual Property of a third party.

(e) Seller and the Affiliate Sellers (and with respect to the TRGR Purchased Assets, TRGR) have taken measures that are reasonable in the industry in which they operate to protect the confidentiality of all material trade secrets and confidential information comprising a part of the Purchased Intellectual Property.

(f) The Business is in material compliance with all requirements of applicable Law relating to information privacy. Since January 1, 2009, neither Seller nor any of the Affiliate Sellers has received any written notice of or been charged with the violation of any such Laws related to the Business, except where such violation would not be material to the Business.

(g) No open source software is being used in versions 9, 10, 11, or, solely with respect to “PORTIA Perform”, version 4 of the Existing Software except as disclosed in the Black Duck Software report included in Section 5.9(g) of the Seller Disclosure Schedule.

(h) The Business is not providing and is not required to provide customers with updates, fixes or any other maintenance or support services that result in modifications or enhancements to source code in connection with any versions of the software included in the Purchased Intellectual Property (the “Existing Software”) prior to but not including version 9, and solely with respect to the “PORTIA Perform” module, prior to but not including version 4 thereof.

(i) Each Employee responsible for the development of any material Purchased Intellectual Property has entered into a written non-disclosure and invention assignment agreement with the applicable member of the Seller Group in a form provided to Purchaser prior to the date hereof.

5.10 Material Contracts.

(a) Section 5.10(a) of the Seller Disclosure Schedule sets forth all of the following Contracts to which Seller or any of the Affiliate Sellers is a party or by which any of them is bound and that are exclusively related to the Business and that are Purchased Contracts (collectively, the “Material Contracts”):

(i) the Material Customer Contracts;

(ii) Contracts for joint ventures, strategic alliances or partnerships;

(iii) Contracts (other than Customer Contracts) which have an outstanding term of more than two (2) years that are not terminable by Seller or any of the Affiliate Sellers (as applicable) without penalty on notice of ninety (90) days or less;

(iv) any Contract which involves the supply of goods or services to the Business with annual payments in excess of $100,000 for the calendar year 2011;

(v) Contracts which restrict the freedom of Seller or the Affiliate Sellers to carry on the whole or any material part of the Business as it is currently conducted (other than those restrictions entered into in the Ordinary Course of Business consistent with past practice which are set forth on Section 5.10(a)(v) of the Seller Disclosure Schedule);

(vi) each Contract with any Affiliate of a Seller or with any current or former officer, director, governor, manager or member of any Seller;

(vii) each Contract (other than Customer Contracts) with respect to which the consequences of a default or termination (excluding for these purposes the expiration of such Contract in accordance with its terms) outside the Ordinary Course of Business would reasonably be expected to be material to the Business; or

(viii) Contracts listed on Section 5.10(a)(viii) of the Seller Disclosure Schedule.

(b) Neither Seller nor any Affiliate Seller has received any written notice of any default or event that with notice or lapse of time or both would constitute a default by Seller or any Affiliate Seller under any Material Contract, and, to the Knowledge of Seller, no other party to any Material Contract is in breach or default thereunder, except, in each case, for breaches or defaults that are not material to the Business. Each of the Material Contracts is valid, binding and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), except as for such failures to be valid, binding and in full force and effect that would not be material to the Business.

5.11 Employment Matters.

(a) Section 5.11(a) of the Seller Disclosure Schedule sets forth all of the Employees as of February 13, 2012, including for each such Employee, his or her name, service date (the date from which service is first recognized with the Seller Group), job title, work location and current compensation (including, as applicable, salary or hourly wage and target bonus and commission opportunity).

(b) With respect to the Business, (i) the Seller Group is, and during the three (3) year period prior to the date of this Agreement has been, in compliance in all material respects with all applicable Laws governing the employment of labor, including all Laws relating to wages, hours, discrimination, leave discrimination, termination, reductions in force, layoff, classification of employees for purposes of overtime, immigration, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and similar Taxes, and with all employment or individual service providing contracts with Employees, independent contractors to the Business and Former Employees; and (ii) as of the date of this Agreement, no material claims, complaints, investigations, audits or suits are pending or, to the Knowledge of Seller, have been threatened in writing, settled, resulted in judgments, withdrawn, dismissed, or expressly terminated in the two (2) year period preceding the date of this Agreement, with respect to such Laws or contracts, either by private individuals or by any Governmental Body; provided that the representation, where made outside the United States and United Kingdom, only covers such matters as are still pending as of the date of this Agreement.

(c) Except as set forth on Section 5.11(c) of the Seller Disclosure Schedule, no member of the Seller Group is or has been a party to or bound by any collective bargaining agreement, trade union agreement, works council, employee representative agreement or information or consultation agreement with respect to Employees; each member of the Seller Group has complied or, in the case of the UK Employees, will, subject always to the provisions of Section 9.1(f), comply in all material respects with its respective obligations, if any, to inform, consult with and/or obtain consent under any such arrangement or from any such entity or covered employee about the transactions contemplated hereby. There have been no labor unions or other organizations representing or, to the Knowledge of Seller, purporting or attempting to represent any Employee since December 31, 2009. To the Knowledge of Seller, since December 31, 2009, no Employee has attempted to organize a labor union or other organization to represent any Employee with respect to the Business. Since December 31, 2009, no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Employee has occurred or, to the Knowledge of Seller, been threatened in writing with respect to the Business.

(d) No member of the Seller Group, in respect of the Employees other than the UK Employees, has caused any “employment loss” (as that term is defined or used in WARN) with respect to the Business at any time on or after the date that is 90 calendar days immediately preceding the Closing Date that is reasonably likely to result in a “Plant Closing” or a “Mass Layoff” within the meaning of WARN as of the Closing Date.

(e) Section 5.11(e) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Employees working in the United States who, to the Knowledge of Seller, are not citizens or permanent residents of the United States, and indicates visa, work authorization and green card application status and the date their work authorization is scheduled to expire. Section 5.11(e) of the Seller Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate Contracts that Seller has in effect with any Employee. Based on the documents provided to the Seller Group by the applicable Employee and to the Knowledge of the Seller, in each case as of the date hereof, each Employee working in a country other than one in which such Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right enabling him or her to work lawfully for a member of the Seller Group in the country in which such Employee is employed.

(f) Neither Seller nor any Affiliate Sellers has any current and outstanding Liability to any UK Employee, or any representative thereof, for the payment of any compensation awarded by a court or tribunal of competent jurisdiction, damages, redundancy payment, protective award, severance, long service or similar payment or award.

(g) Since December 31, 2008, with respect to the Business, no Seller has breached or violated in any material respect any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement (including any occupation retirement scheme or mandatory provident fund scheme with respect to Employees subject to the laws of Hong Kong), bonus and welfare funds or other funds to which an employer is required by non-U.S. Law to contribute that would result in Liability to the Purchaser.

(h) Except as set forth on Section 5.11(h) of the Seller Disclosure Schedule, no Employee has given, or has been given, notice of termination of his or her employment, or has indicated to the Seller (or any Affiliate Seller) in writing an intention to terminate his or her employment within the period of twelve (12) months prior to the date of this Agreement.

(i) Except as set forth on Section 5.11(i) or Section 7.2(b) of the Seller Disclosure Schedule, to the Knowledge of Seller, no proposal, assurance or commitment has been communicated to any Employee regarding any material change to the current terms of his or her terms of employment or working conditions or regarding the continuance, introduction, material increase or material improvement of any current (i) Transferred Plan or (ii) Seller Benefit Plan other than any change, continuance, introduction, increase or improvement that was made in the Ordinary Course of Business consistent with past practice or, in the case of clause (i) or (ii) above other than any change, continuance, introduction, increase or improvement that was required by applicable Law and no discussions or negotiations have commenced that will result in any such change, continuance, introduction, increase or improvement as result of or in connection with the transactions contemplated hereby.

5.12 Employee Benefits.

(a) Seller has previously made available to Purchaser copies (or summary descriptions thereof) of all Employee Benefit Plans (latest versions) maintained or contributed to by any member of the Seller Group for, or with respect to, the Employees other than plans or arrangements required to be maintained or contributed to under applicable Law (collectively, the “Seller Benefit Plans”) and provided a list of plans or arrangements required to be maintained or contributed to under applicable non-U.S. Law. Seller has made available to Purchaser copies of the most recently received IRS determination letter for each such Seller Benefit Plan, where applicable.

(b) Each Seller Benefit Plan has been operated by the applicable member(s) of the Seller Group in material compliance with its terms and the requirements of ERISA, the Code and other applicable foreign and domestic Laws. No legal action, suit or claim is pending or, to the Knowledge of Seller, threatened in writing, with respect to any Transferred Plan (other than claims for benefits in the ordinary course), with respect to Employees or Former Employees.

(c) No act or omission has occurred and no condition exists with respect to any Seller Benefit Plan (or other Employee Benefit Plan maintained by Seller or their ERISA Affiliates or for which Seller and their ERISA Affiliates have any Liability) that could reasonably be expected to subject Purchaser to any material fine, penalty, tax or Liability of any kind imposed under ERISA, the Code, or other Law, except (in the case of UK Employees) an obligation under the TUPE Regulations to provide access to an equivalent Employee Benefit Plan after Closing. Except as required under applicable Law, Purchaser will not have any Liability with respect to any pension, bonus, gratuity or superannuation scheme in respect of periods prior to the Closing as a result of or relating to the transactions contemplated hereby (except (i) in respect of gratuity policy payments to Employees in India and (ii) and with respect to Purchaser fulfilling its obligations under Section 9.1(c)) nor will it have any Liability with respect to any Employee Benefit Plan maintained by any member of the Seller Group or any ERISA Affiliate of a Seller that is subject to Title IV of ERISA.

(d) Except as set forth on Section 5.12(d) of the Seller Disclosure Schedule, no Seller Benefit Plan covering any one or more Employees contains any provision or is subject to any non-U.S. Law that, as a result of the transactions contemplated hereby or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate or vest any compensation or benefit, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, or (iv) for any Transferred Plan, promise in writing or provide any tax gross ups or tax indemnification. Except as set forth on of Section 5.12(d) of the Seller Disclosure Schedule, no Employee has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(e) Purchaser will not have any Liability with respect to Seller Benefit Plans providing group health coverage under the terms of such Seller Benefit Plans, including any partial month’s coverage provided under Section 9.2(a), except (in the case of UK Employees) an obligation under the TUPE Regulations to provide access to an equivalent Employee Benefit Plan after Closing.

(f) No Employee located in the United States (or any beneficiary of such Employee) is entitled to benefits under the Seller Group’s medical plan providing for retiree medical benefits, and there have been no written communications inconsistent with the foregoing.

(g) Purchaser is not being asked nor is it required to assume any Seller Benefit Plan or other Contract, plan or arrangement (that is subject to the provisions of Code Section 409A) covering any one or more Employees that is a “nonqualified deferred compensation plan”

(as defined in Code Section 409A(d)(1)) but that has not been operated at all times since December 31, 2004 with respect to the Business in compliance with then applicable guidance under Code Section 409A or has not been documented in accordance with Section 409A on or after January 1, 2009.

(h) No UK Employees have previously transferred into the Sellers or any Affiliate Sellers under the provisions of the TUPE Regulations, except for any UK Employees who have transferred into the Sellers or Affiliate Sellers from any Affiliate.

(i) No UK Employees who immediately before the Closing are active members of the Thomson Corporation Plc Pension Scheme (the “UK Defined Benefit Pension Scheme”) are entitled to enhanced pension benefits on early retirement or redundancy under the UK Defined Benefit Pension Scheme in respect of benefits accrued pre-Closing which could transfer with the UK Employee under the provisions of the TUPE Regulations which are greater than their deferred pensioner entitlement would be post-Closing to enhanced pension benefits on early retirement or redundancy under the UK Defined Benefit Pension Scheme in respect of pre-Closing accrual.

5.13 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened in writing against any member of the Seller Group before any Governmental Body that relate to the Business; provided, that any Legal Proceeding that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to a member of the Seller Group shall be deemed to be “threatened” rather than “pending.” No member of the Seller Group is subject to any Order of any Governmental Body with respect to the Business.

5.14 Compliance with Laws; Permits.

(a) Seller and the Affiliate Sellers are, and since January 1, 2009 have been, in compliance in all material respects with all Laws applicable to the Business. Since January 1, 2009, neither Seller nor any of the Affiliate Sellers has received any written notice of or been charged with the violation of any Laws applicable to the Business or the Purchased Assets, except where such violation would not be material to the Business.

(b) Seller and the Affiliate Sellers currently have all Permits which are material for the operation of the Business as presently conducted. Neither Seller nor any of the Affiliate Sellers is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any Permit material to the Business as a whole to which it is a party.

5.15 Environmental Matters. The representations and warranties contained in this Section 5.15 are the sole and exclusive representations and warranties of Seller pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws. Except in each case as would not have a Material Adverse Effect:

(a) the operations of Seller and each of the Affiliate Sellers in respect of the Business are in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”); and

(b) neither Seller nor any of the Affiliate Sellers is subject to any pending, or to the Knowledge of Seller, any claim threatened in writing alleging that any of them may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law, in each case, in relation to its or their operation of the Business.

5.16 Financial Advisors. Except as set forth on Section 5.16 of the Seller Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or any of the Affiliate Sellers in connection with the transactions contemplated by this Agreement and no such Person is entitled to any fee or commission or like payment in respect thereof.

5.17 Accounts Receivable. All accounts receivable of the Business reflected on the Closing Statement will be valid receivables subject to no setoffs or counterclaims and will be current and collectible and will be collected (in each case within 180 days after the date on which it first became due and payable), net of the aggregate of applicable reserves for bad debts reflected in the Closing Statement. Except as set forth in Section 5.17 of the Seller Disclosure Schedule, no Seller or Affiliate Seller has received written notice from an account debtor stating that any account receivable in an amount in excess of $25,000 is subject to any contest, claim or setoff by such account debtor.

5.18 Material Customers and Material Suppliers. Section 5.18 of the Seller Disclosure Schedule lists (i) the Material Customers and (ii) the vendors and suppliers exclusively related to the Business (the “Material Suppliers”). Except as described on Section 5.18 of the Seller Disclosure Schedule, as of the date of this Agreement, (A) no Seller or Affiliate Seller is engaged in a material dispute that relates to the Business with any Material Customer or Material Supplier; (B) since December 31, 2009 through the date hereof no Material Customer has (1) terminated any Customer Contract or materially reduced the level of maintenance and hosting services provided to such Material Customer by the Business or (2) notified Seller in writing of its intent to terminate any Customer Contract or materially reduce the level of maintenance and hosting services provided to such Material Customer by the Business (it being understood that a material reduction pursuant to this clause (B) shall mean a reduction of annual revenue attributable to such Material Customer of greater than $50,000); and (C) no Material Supplier has notified Seller in writing of a termination or planned termination of its business relationship with, or of its intent to materially reduce the services provided to, Seller or any Seller Affiliate with respect to the Business.

5.19 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this ARTICLE V (as modified by the Seller Disclosure Schedule hereto), neither Seller nor any other Person makes any other express or implied representation or warranty with respect to Seller, the Seller Group, the Business, the Purchased Assets, the Assumed Liabilities, the Employees or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, any member of the Seller Group or any of their respective officers, directors, employees, agents or representatives. Except for the representations and warranties contained in ARTICLE V hereof (as modified by the Schedules hereto as supplemented or amended), Seller (i) expressly disclaims any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of the Purchased Assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) or the Business and (ii) hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of any member of the Seller Group). Without limiting the generality of the foregoing, neither Seller makes any representations or warranties to Purchaser regarding the probable success or profitability of the Business. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

6.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business.

6.2 Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Purchaser of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by Purchaser with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or by-laws of Purchaser, (ii) any Contract or Permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound, (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement, the compliance by Purchaser with any of the provisions hereof, the consummation of the transactions contemplated hereby, or for Purchaser to conduct the Business, except for compliance with the applicable requirements of the HSR Act, and such other consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a material adverse effect upon Purchaser’s ability to consummate the transactions contemplated by this Agreement.

6.4 Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, or to which Purchaser is otherwise a party before any Governmental Body, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions hereby. Purchaser is not subject to any Order of any Governmental Body except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

6.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6 Availability of Funds.

(a) Purchaser has received and accepted the executed debt commitment letter dated as of February 28, 2012 (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in the aggregate amount set forth therein (the “Debt Financing”). A complete and correct copy of the executed Debt Commitment Letter (including (i) all exhibits, schedules, annexes and amendments to such debt commitment letter and (ii) any associated fee letter in redacted form (none of which redactions, which relate only to fee amounts, fee percentages and certain economic terms of the market flex, would affect the amount, conditionality, enforceability or availability of the Debt Financing)) has been provided to Seller prior to the date hereof, and there have been no amendments or modifications to the Debt Commitment Letter since Purchaser provided such complete and correct copy thereof to Seller.

(b) The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Purchaser on the terms therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of any of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter that have been provided to Seller prior to the date hereof, and there are no contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. Purchaser has taken all actions required to cause the Debt Commitment Letter to be effective.

(c) The Debt Financing, when funded in accordance with the Debt Commitment Letter, will provide Purchaser with acquisition financing on the Closing Date sufficient for the payment of the Total Consideration payable pursuant to ARTICLE III hereof, the satisfaction of all of Purchaser’s obligations under this Agreement and the payment of all costs and fees to be borne by the Purchaser Group.

(d) The Debt Commitment Letter is legal, valid and binding and in full force and effect, and assuming the satisfaction of the conditions set forth in ARTICLE X hereof, no event, fact or circumstance has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Debt Commitment Letter. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement. Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Commitment Letter or that the Debt Financing will not be made available to Purchaser on or prior to the Closing Date.

6.7 Solvency.

(a) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the debt financing being entered into in connection therewith):

(i) the fair saleable value (determined on a going concern basis) of the assets of Purchaser will be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(ii) Purchaser will be able to pay its debts and obligations in the Ordinary Course of Business as they become due; and

(iii) Purchaser will have adequate capital to carry on its businesses and all businesses in which it is about to engage.

(b) In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser or any member of the Seller Group.

6.8 Condition of the Business.

(a) Purchaser acknowledges and agrees that, other than the representations and warranties of Seller specifically contained in ARTICLE V hereof, there are no representations or warranties of Seller or any other Person either expressed or implied with respect to the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated hereby, individually or collectively. Purchaser, together with and on behalf of its Affiliates and representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and Purchaser, together with and on behalf of its Affiliates and representatives, acknowledges and agrees that Seller has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person.

(b) Purchaser acknowledges that it and its Affiliates and representatives have been permitted full access to the books and records, facilities, equipment, personnel, Contracts and other properties and assets of the Business that it and its Affiliates and representatives have desired or requested to see and review, and that it, its Affiliates and its representatives have had a full opportunity to meet with the officers and employees of Seller and its Affiliates involved in the Business to discuss the Business, the Purchased Assets and the Assumed Liabilities, provided, however, that the foregoing shall not affect any right of Purchaser or its Affiliates under this Agreement, including the right to indemnification pursuant to ARTICLE XI hereof.

(c) Purchaser and its Affiliates and representatives have received and may continue to receive from Seller and its Affiliates and representatives certain estimates, projections and other forecasts for the Business and certain plan and budget information. Purchaser acknowledges that these estimates, projections, forecasts, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other. Further, Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it or its Affiliates or representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets) and that Purchaser is not relying on any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by Seller or its Affiliates or representatives, and Purchaser shall not, and shall cause its Affiliates and representatives not to, hold any such Person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise).

ARTICLE VII.

COVENANTS

7.1 Access to Information. Seller agrees that, prior to the Closing, Purchaser shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Business and such examination of the books and records related exclusively to the Business, the Purchased Assets and the Assumed Liabilities as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted at Purchaser’s expense during regular business hours upon reasonable advance notice and under reasonable circumstances and supervision by Seller and shall be subject to restrictions under applicable Law. All requests for access shall be made to such representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and access thereunder, and Purchaser and its representatives shall cooperate with Seller and its representatives and shall use their reasonable efforts to minimize any disruption to the Business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it (i) could cause competitive harm to the Business or any member of the Seller Group, (ii) might require any member of the Seller Group to disclose information subject to attorney-client privilege or conflicts with any confidentiality or other obligations to which any member of the Seller Group is subject, or (iii) contravenes any applicable Law, fiduciary duty or binding agreement entered into prior to the date hereof. When accessing any of the properties of any member of the Seller Group, Purchaser shall, and shall cause its representatives to, comply with all safety and security requirements for such property. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, (i) Purchaser shall not contact any employees, sales representatives, suppliers, customers, competitors or others involved with the Seller Group or the Business, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of any member of the Seller Group.

7.2 Conduct of the Business Pending the Closing. Seller covenants and agrees that, except as described on Section 7.2 of the Seller Disclosure Schedule or as required by this Agreement, the Seller Documents or applicable Law, between the date hereof and the Closing, Seller shall, and Seller shall arrange for the Affiliate Sellers to (to the extent relating solely to the Business) (i) conduct the Business only in the Ordinary Course of Business in all material respects; and (ii) use commercially reasonable efforts to preserve intact in all material respects the business relationships and organization of the Business. Except as described on Section 7.2 of the Seller Disclosure Schedule, as contemplated, permitted or required by this Agreement or the Seller Documents or as required by applicable Law, Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), Seller will not and Seller will arrange for the Affiliate Sellers not to (but only to the extent relating to the Business):

(a) permit or allow any of the Purchased Assets to be subjected to any Lien, other than Permitted Exceptions and Liens that will be released at or prior to the Closing;

(b) except as required to comply with applicable Law or agreements, plans or arrangements existing on the date of this Agreement and listed in Section 7.2(b) of the Seller Disclosure Schedule, with respect to or affecting Employees (i) except to the extent such action is broadly applicable to employees of Seller or any of its Affiliates that are not Transferred Employees and to Transferred Employees, take any action with respect to, adopt, enter into, terminate or amend any Seller Benefit Plan or collective bargaining agreement, trade union agreement, works council, employee representative agreement or information or consultation agreement, (ii) increase the compensation of, or promise any bonus to, any such persons, or materially modify their terms of employment or engagement, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (iv) pay any special bonus or other benefit to the Transferred Employees (except for existing payment obligations described in Section 7.2(b) of the Seller Disclosure Schedule), (v) except in the Ordinary Course of Business, hire any new employees or independent contractors, (vi) grant any awards under any bonus, incentive, equity, performance or other compensation plan or arrangement or benefit plan, including the grant of performance units or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (vii) increase the number of UK Employees from the number listed on Section 5.11(a) of the Seller Disclosure Schedule save with the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed;

(c) (i) pay, discharge, settle or satisfy any material claim, obligation or other Liability in excess of $100,000, except (x) in its Ordinary Course of Business or (y) the payment, discharge, settlement or satisfaction of any claim, obligation or other Liability to the extent reflected or reserved for on the Unaudited Balance Sheet or (ii) make any loans, advances or capital contributions to, or investments in, any customers of the Business, other than the extension of trade credit in the Ordinary Course of Business consistent with past practices;

(d) sell, assign, transfer, license or sublicense any Purchased Intellectual Property, other than pursuant to licenses with customers entered into in the Ordinary Course of Business;

(e) except in the Ordinary Course of Business, enter into any Material Contract, or materially amend, terminate or take or omit to take any action that would constitute a material violation of or default under, or waive any material rights under any Material Contract;

(f) make or commit to make any capital expenditure in excess of $50,000 per item or $250,000 in the aggregate, other than in connection with software development in the Ordinary Course of Business;

(g) fail to take any commercially reasonable action that the Seller Group is aware is necessary to preserve the validity of any material Purchased Intellectual Property or Permit except to the extent disclosed in Section 5.9 of the Seller Disclosure Schedule; or

(h) agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Agreement, the Seller Group shall be permitted to declare and pay any dividends or make distributions or cash transfers (including in connection with any “cash sweep” arrangements) prior to the Closing Date.

7.3 Consents.

(a) Except as otherwise provided in this Agreement, Seller and Purchaser shall, and Seller and Purchaser shall arrange for their respective Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver the Seller Documents and Purchaser Documents, as applicable, and such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement and the Seller Documents and Purchaser Documents.

(b) Seller and Purchaser shall, and Seller and Purchaser shall arrange for their respective Affiliates to, use commercially reasonable efforts to obtain all consents required to be obtained by it from third parties (other than Governmental Bodies) in connection with the transactions contemplated by this Agreement, other than consents under Customer Contracts. The parties hereto agree that Seller shall use commercially reasonable efforts to provide written notice of the transactions contemplated hereby to counterparties to Customer Contracts as of the date hereof promptly after the date of this Agreement. Each of the parties hereto shall, and Seller and Purchaser shall arrange for their respective Affiliates to, provide reasonable assistance to the other party in obtaining consents described in this Section 7.3(b), including (subject to applicable confidentiality restrictions) providing such financial and other information as shall be reasonably requested by such third parties. The parties hereto acknowledge and agree that (i) neither Seller nor any of its Affiliates shall have any obligation to pay money or give any guarantee or other consideration in connection with obtaining the consents or approvals referred to in this Section 7.3(b); and (ii) except as provided in Section 10.1(i), the obligations of the parties hereto to consummate the transactions contemplated by this Agreement are not conditioned upon the consents, approvals or other requirements referred to in this Section 7.3.

7.4 Regulatory Approvals.

(a) Purchaser and Seller shall (i) make, or Purchaser or Seller, as applicable, shall arrange to be made, all filings required of each of them or any of their respective subsidiaries or Affiliates under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within two weeks in the case of all other filings required by other Antitrust Laws, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries or Affiliates from the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Justice Antitrust Division (the “Antitrust Division”) or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement. Each of Purchaser and Seller shall promptly inform the other of any oral communication with, and make available copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, Purchaser and Seller will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Seller and Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material made available to the other under this Section 7.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b) Purchaser shall, and shall procure that each member of the Purchaser Group shall use their reasonable efforts to (i) cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement, and (ii) obtain any required approvals or consents under any applicable Non-US competition laws; provided, however, that notwithstanding anything to the contrary in this Agreement, Purchaser shall not be obligated to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of Purchaser or its Affiliates or to conduct its business in a specified manner or to agree to do the same.

(c) Purchaser shall not, and shall procure that no member of the Purchaser Group shall enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement or (iii) obtain all authorizations, consents, orders and approvals of Governmental Bodies necessary for the consummation of the transactions contemplated by this Agreement.

7.5 Further Assurances.

(a) Subject to, and not in limitation of, Sections 7.3 and 7.4, Seller and Purchaser shall, and Seller and Purchaser shall arrange for their respective Affiliates to, (i) use commercially reasonable efforts to (x) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (y) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement and (ii) refrain from taking any actions that could reasonably be expected to impair, delay or impede the Closing.

(b) If, after the Closing Date, Seller or Purchaser identifies any Purchased Asset that was not previously assigned or otherwise transferred by Seller or the Affiliate Sellers to Purchaser or its designee, then Seller shall, or Seller shall arrange for the Affiliate Sellers to, as applicable, promptly assign and transfer the applicable Purchased Asset to Purchaser or its designee for no additional consideration, subject to the terms and conditions of this Agreement.

(c) If, after the Closing Date, Seller or Purchaser identifies any Excluded Asset that was transferred to Purchaser or its designee on or after the Closing Date, Purchaser shall (or shall cause its designee holding such Excluded Asset to), promptly assign and transfer such Excluded Asset to a member of the Seller Group, as designated by Seller, for no consideration.

7.6 Confidentiality.

(a) Purchaser acknowledges that the information made available to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Purchaser and Seller dated September 7, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate with respect to information relating to the Business or otherwise included in the Purchased Assets or Assumed Liabilities; provided, however, that Purchaser acknowledges that any and all other Confidential Information made available to it by any member of the Seller Group or their respective representatives concerning the Seller Group shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

(b) For a period of three (3) years following the Closing, Seller shall, and Seller shall arrange for the other members of the Seller Group to, treat as confidential and safeguard any and all confidential or proprietary information, knowledge and data about the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as members of the Seller Group used with respect thereto prior to the execution of this Agreement.

7.7 Preservation of Records. Seller and Purchaser agree that each of them shall preserve and keep the records held by it and Seller shall arrange for its Affiliates to do so, relating to the Business for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Seller or Purchaser or any of their respective Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller or Purchaser wishes to destroy such records after that time, such party shall first give 90 days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that 90 day period, to take possession of the records within 180 days after the date of such notice.

7.8 Publicity.

(a) Before Seller or Purchaser or any of their respective Affiliates shall issue any press release or otherwise make any public statement concerning this Agreement or the transactions contemplated hereby, such party shall so advise and cooperate with the other party and shall not release such information without the other party’s written consent, unless the release thereof is, in the reasonable judgment of the releasing party, required by Law or Order to which such party is bound or subject, provided, however, that the releasing party shall notify the other party prior to making any such disclosure, to the extent permitted by Law, and shall restrict such disclosure to the minimum required by Law (in the opinion of counsel).

(b) Except for the filing of this Agreement with the U.S. Securities and Exchange Commission (the “Commission”), each of Purchaser and Seller agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law. In the event that such disclosure, availability or filing is required by applicable Law, including the filing of this Agreement with the Commission, each of Purchaser and Seller (as applicable) agree to consult with each other regarding an effort to obtain “confidential treatment” of specified portions of this Agreement with the Commission (or the equivalent treatment by any other Governmental Body) to the extent such treatment is requested in writing by another party hereto.

7.9 Retained Names and Marks.

(a) Purchaser, for itself and its Affiliates, hereby acknowledges that all right, title and interest in and to the names and Marks set forth in Section 7.9 of the Seller Disclosure Schedule, together with all variations, derivatives and acronyms thereof or similar Marks therefor and all Marks, Internet domain names, company names and other identifiers of source or goodwill containing, incorporating, associated with or confusingly similar to any of the foregoing (collectively, the “Retained Names and Marks”) are owned exclusively by Seller or the Affiliate Sellers, and that, except as expressly provided below, any and all right of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to Seller and the Affiliate Sellers, along with any and all goodwill associated therewith. Purchaser, for itself and its Affiliates, further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as expressly provided herein. Seller represents that the Retained Names and Marks do not include any Marks used exclusively in the Business.

(b) The Purchaser Group shall, for a period of two months after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to the Closing, all of the Business’ existing stocks of signs, letterheads, invoice stock, advertisements and promotional materials, inventory, vehicles, business cards, forms, and other documents and materials (“Existing Stock”) containing the Retained Names and Marks, after which period Purchaser shall cause the removal or obliteration of all Retained Names and Marks from such Existing Stock or cease using such Existing Stock, and transfer to Seller any rights with respect to Internet domain names incorporating any Retained Names or Marks, provided that Purchaser shall use all commercially reasonable efforts to take such actions as early as reasonably possible following the Closing.

(c) Notwithstanding anything in this Agreement to the contrary, Seller hereby grants to the Purchaser Group, and Purchaser hereby accepts, on behalf of itself and the members of the Purchaser Group, a limited irrevocable, non-exclusive license to use the Retained Names and Marks, solely in connection with the Existing Software to the extent and only to the extent that the Retained Names and Marks are already embedded in the Existing Software as of the Closing Date; provided, however, that:

(i) with regard to any material update, enhancement or modification of the current version of the Existing Software, this license shall not apply to the extent the Retained Names and Marks would be visible to users in the course of their use of the portion of the Existing Software to the extent it was materially updated, enhanced or modified;

(ii) this license shall not apply to any future release of a new version of the Existing Software, including version 12; and

(iii) this license shall expire in all respects on the first anniversary of the Closing Date (other than with respect to references to the Retained Name and Marks that are visible to users in the course of their use of the Existing Software, which portion of this license shall expire on the three (3)-month anniversary of the Closing Date).

(d) Except as expressly provided in this Section 7.9, no other right to use the Retained Names and Marks is granted by Seller to Purchaser or the Business, whether by implication or otherwise, and nothing hereunder permits Purchaser or the Business to use the Retained Names and Marks in any manner other than in connection with the Existing Stock and Existing Software. Purchaser shall ensure that all use of the Retained Names and Marks by the Business as provided in this Section 7.9 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 7.9 shall inure solely to the benefit of Seller. In any event, Purchaser shall not, and shall procure that no member of Purchaser Group shall, and shall cause the Business not to, use the Retained Names and Marks in any manner that may damage or tarnish the reputation of Seller or the goodwill associated with the Retained Names and Marks.

(e) Purchaser, for itself and its Affiliates, agrees that Seller shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Business of any Retained Names and Marks after the Closing. In addition to any and all other available remedies, Purchaser shall indemnify and hold harmless each member of the Seller Group, and their respective officers, directors, employees, agents, successors and assigns, from and against any and all such claims that may arise out of the use of the Retained Names and Marks by Purchaser (i) in accordance with the terms and conditions of this Section 7.9, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party; or (ii) in violation of or outside the scope permitted by this Section 7.9. Notwithstanding anything in this Agreement to the contrary, Purchaser, for itself and its Affiliates, hereby acknowledges that in the event of any breach or threatened breach of this Section 7.9, the Seller Group, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Purchaser Group from any such breach or threatened breach.

7.10 Agreements. At or prior to the Closing, a member or members of the Seller Group and Purchaser shall execute and deliver (a) a transition services agreement in the form attached hereto as Exhibit A (the “Transition Services Agreement”) and (b) the Commercial Agreements.

7.11 Seller Disclosure Schedule. Seller may, at its option, include in the Seller Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

7.12 Control of Business. Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges on behalf of itself and its Affiliates and its and their directors, officers, employees, Affiliates, agents, representatives, successors and assigns that the operation of the Business remains in the dominion and control of the Seller Group until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any director, officer or employee of any member of the Seller Group, except as specifically contemplated or permitted by this ARTICLE VII or as otherwise consented to in writing in advance by an officer of Seller.

7.13 Privileged Matters. The parties hereto acknowledge and agree that the privileged information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing Date for the benefit of Seller and Purchaser shall be subject to a joint privilege between Seller and Purchaser, and Seller and Purchaser shall have equal right to assert all such joint privileges and no such joint privilege may be waived by (a) Purchaser without the prior written consent of the applicable Seller; or (b) by Seller without the prior written consent of Purchaser; provided, however, that any information relating to or arising out of any legal advice or services provided, whether before or after the Closing Date, with respect to any matter for which an indemnifying party has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of such indemnifying party, and such indemnifying party shall be entitled to control the assertion or waiver of all such separate privileges under any applicable Law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the indemnified party.

7.14 Debt Financing.

(a) Purchaser shall use reasonable best efforts to arrange and consummate the Debt Financing as soon as reasonably practicable after the date of this Agreement on the terms and conditions described in the Debt Commitment Letter, which actions shall include (i) maintaining the Debt Commitment Letter and negotiating and executing definitive agreements with respect thereto on terms and conditions contained therein, which terms and conditions shall not expand upon the conditions to Closing or other contingencies to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letter (the “Financing Agreements”) and delivering to Seller a copy thereof as promptly as practicable (and no later than one Business Day) after such execution; (ii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Financing Agreements that are within its control; and (iii) drawing upon and consummating the Debt Financing at or prior to the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements, Purchaser shall arrange to obtain promptly any such portion from alternative sources, including, subject to Section 7.14(b), on terms not materially less favorable to Purchaser than those set forth in the Debt Commitment Letter as in effect on the date of this Agreement (except with respect to conditions or other contingencies to the funding on the Closing Date, none of which shall be expanded from those set forth in the Debt Commitment Letter), in an amount sufficient, when added to the portion of the Debt Financing that is available, to consummate the transactions contemplated by this Agreement (the “Alternative Financing”) and to obtain, and, when obtained, to promptly provide Seller with a copy of, a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the Debt Financing that is available, to consummate the transactions contemplated by this Agreement (the “Alternative Financing Commitment”).

(b) To the extent applicable, Purchaser shall use reasonable best efforts to arrange and consummate the Alternative Financing as soon as reasonably practicable on the terms and conditions described in the Alternative Financing Commitment, which action shall include (i) maintaining the Alternative Financing Commitments and negotiating and executing definitive agreements with respect thereto on terms and conditions contained therein which terms and conditions shall not expand upon the conditions to Closing or other contingencies to the funding on the Closing Date of the Alternative Financing as set forth in the Alternative Financing Commitments (the “Alternative Financing Agreements”) and delivering to Seller a copy thereof as promptly as practicable (and no later than one Business Day) after such execution; (ii) satisfying on a timely basis all conditions in the Alternative Financing Agreements within its control; and (iii) drawing upon and consummating the Alternative Financing at or prior to the Closing. Neither the Alternative Financing Commitment nor the Alternative Financing Agreements shall (x) expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letter as in effect on the date of this Agreement or the Financing Agreements; or (y) prevent or impede or materially delay the consummation of the transactions contemplated by this Agreement.

(c) Purchaser shall give Seller notice promptly upon becoming aware of any material breach or threatened material breach by any party to the Debt Commitment Letter or the Financing Agreements and, if applicable, the Alternative Financing Commitment or the Alternative Financing Agreements, and Purchaser shall give Seller notice promptly upon becoming aware of any termination or threatened termination of the Debt Commitment Letter or the Financing Agreements and, if applicable, the Alternative Financing Commitment or the Alternative Financing Agreements. Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and, if applicable, the Alternative Financing. Purchaser shall not, without the prior written consent of Seller, on behalf of itself and the Affiliate Sellers, amend, modify, supplement, restate, substitute or replace the Debt Commitment Letter, any Alternative Financing Commitment, any Financing Agreement or any Alternative Financing Agreement in a manner that expands on the conditions precedent or contingencies to the funding on the Closing Date of the Debt Financing or, if applicable, the Alternative Financing, as set forth in such agreements or that could otherwise materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

(d) Prior to the Closing, Seller shall provide, and Seller shall use commercially reasonable efforts to arrange for its Affiliates, directors, officers, employees, agents, advisors or other representatives (collectively, “Representatives”) to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser and that is customary for obtaining the Debt Financing or, if applicable, the Alternative Financing, (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller Group or the Business), provided, that no member of the Seller Group shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing or, if applicable, the Alternative Financing; provided, further, that the effectiveness of any documentation executed by any member of the Seller Group shall be subject to the consummation of the Closing. Without limiting the foregoing, Seller agrees to provide to Purchaser, (i)(A) on the date hereof, a statement of expenses by “natural account” in the form of a “trial balance” for the year ended December 31, 2011, (B) at or prior to Closing, with respect to the Financial Statements as of and for the one year period ending December 31, 2011, a reconciliation to U.S. Generally Accepted Accounting Principles (“GAAP”), (C) by April 30, 2012, an unaudited combined statement of financial position of the Business for the quarterly period ending March 31, 2011 and the related unaudited combined statements of comprehensive income, of change in net assets and of cash flow of the Business for the period then ended (in each case, presented in thousands), (D) by May 31, 2012, an unaudited combined statement of financial position of the Business for the quarterly periods ending on each of June 30, September 30 and December 31, 2011, respectively, and the related unaudited combined statements of comprehensive income, of change in net assets and of cash flow of the Business for the periods then ended (in each case, presented in thousands), and (E) within thirty (30) days following the last date of the applicable period, an unaudited combined statement of financial position of the Business for (I) any calendar quarter commencing on or after January 1, 2012 and ending prior to the Closing Date and (II) if the Closing Date is not on the last date of a calendar quarter, any period beginning on the first day of a calendar quarter and ending on the Closing Date, and, in each case, the related unaudited combined statements of comprehensive income and of cash flow for the periods then ended presented in thousands (the financial statements referenced in clauses (C), (D) and (E), collectively, the “Business Financials”), (ii) simultaneously upon the delivery of the Business Financials, to the extent the statements of comprehensive income and cash flow are not prepared in accordance with GAAP, such statements shall be accompanied by a reconciliation of the statements of comprehensive income and cash flow to GAAP, and (iii) simultaneously upon the delivery of the Business Financials, a statement of expenses by “natural account” in the form of a “trial balance” for the applicable fiscal quarter(s) to enable Purchaser to satisfy its obligation to provide pro forma financial information to the Lenders in connection with the Debt Financing and pursuant to the Debt Commitment Letter.

(e) Purchaser shall, and shall cause its Affiliates to, (i) promptly upon request by Seller, reimburse Seller, on behalf of the Seller Group, for all reasonable and documented out-of-pocket costs incurred by the Seller Group in connection with cooperation provided for in Section 7.14(d) (such reimbursement to be made promptly and in any event within three (3) Business Days of delivery of reasonably acceptable documentation evidencing such expenses);

and (ii) indemnify and hold harmless Seller and its Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing or, if applicable, the Alternative Financing, and any information utilized in connection therewith (other than information provided by Seller). All non-public or otherwise confidential information regarding the Seller Group obtained by Purchaser, its Affiliates or their respective Representatives pursuant to this Section 7.14 shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(f) Notwithstanding any other provision of this Agreement, for all purposes of this Agreement, unless Seller shall have committed an intentional breach of this Section 7.14, Seller shall not be deemed to be in breach of any of their obligations under, and it shall be deemed to have complied with all of its obligations contained in, Section 7.14(d).

(g) Seller acknowledges and agrees that (i) subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties to this Agreement, nor any of their Affiliates, solely in their capacities as parties to this Agreement, shall have any rights or claims against any Lender or its Affiliates solely in their capacities as arrangers or lenders in connection with the Debt Financing, (ii) any action or proceeding involving any Lender or its Affiliates arising out of or relating to the consummation of the transactions contemplated by this Agreement, the Financing Agreements (or Alternative Financing Agreements) or the performance of any services thereunder be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York, (iii) it will not, and it will not permit any of its Affiliates to, bring or support anyone else in bringing any claim, action or proceeding in any other court, (iv) it waives any right to trial by jury in respect of any such claim, suit, action or proceeding, and (v) that the Lenders (and their respective Affiliates) are expressed third-party beneficiaries of this Section 7.14(g).

7.15 Accounts Receivable. After the Closing, Purchaser shall use its commercially reasonable efforts to pursue the collection of, and collect, all accounts receivable of the Business included on the Closing Statement (it being understood that such commercially reasonable efforts shall be no less than the efforts made by Purchaser to collect its own accounts receivable). Unless otherwise instructed by a Customer, all amounts received by Purchaser or its Affiliates from such Customer in respect of its accounts receivable balance shall be applied first to satisfaction of accounts receivable reflected on the Closing Statement, and then to any of such Customer’s remaining accounts receivable balance. For the avoidance of doubt, Purchaser shall have no claim for indemnification pursuant to Section 11.2 hereof on account of a failure to collect accounts receivable (i) to the extent that Purchaser or its Affiliates sell, transfer, discharge or settle any claim in respect of such accounts receivable for less than the full amount thereof, net of applicable reserves for bad debts on the Closing Statement, (ii) with respect to any accounts receivable balance arising out of a maintenance contract, including those listed on Section 7.15 of the Seller Disclosure Schedule, that is terminated in accordance with its terms as of a result of the transactions contemplated by this Agreement, or (iii) with respect to any specific accounts receivable, unless the Purchaser has complied in full with its obligations set forth in the first two sentences of this Section 7.15 with respect to such specific accounts receivable. In addition, to the extent that Purchaser or its Affiliates makes a claim for breach of Section 5.17 in respect of uncollected accounts receivable, Purchaser and its Affiliates, as applicable, shall assign such accounts receivable to Seller for collection, and Purchaser and its Affiliates will provide cooperation as reasonably requested by Seller for collection of such accounts receivable.

ARTICLE VIII.

NONCOMPETITION

8.1 Noncompetition.

(a) For a period of thirty (30) months after the Closing Date (the “Restricted Period”), Seller agrees that it shall not, and Seller shall arrange that no other member of the Seller Group shall:

(i) compete with the Business by offering to investment firms, directly or indirectly (including through outsourced services or otherwise), products or offerings that are substantially substitutable to the Core PORTIA Product as it exists on the Closing Date (the “Restricted Business”); provided that, notwithstanding the foregoing, no member of the Seller Group shall be prohibited from:

(A) offering products or offerings with functionality substantially similar to that contained in the Business’s add-on modules to the Core PORTIA Product;

(B) holding interests in or securities of any Person to the extent such investment does not directly or indirectly confer on the Seller Group more than 5% of the outstanding capital stock or voting power of such Person;

(C) performing its obligations under this Agreement, the Transition Services Agreement or the Commercial Agreements; or

(D) maintaining and continuing the operations of a company or business acquired by any member of the Seller Group after the Closing Date which is engaged in the Restricted Business (“Acquired Company”) if, in its last full fiscal year prior to such acquisition, the consolidated revenues of such Acquired Company from the Restricted Business constituted the lesser of (1) 25% of the total annual revenues of such entity or (2) less than $10,000,000 of the total annual revenues of such entity.

(ii) except in connection with the operations of any business falling within the exception in clause (a)(i)(D) above with respect to clients or customers of such business existing at the time of acquisition, directly or indirectly solicit (to the extent relating to the Restricted Business) for the purpose of taking away from Purchaser the business of any Person that, as of the Closing, is a customer or client or, within the two (2) year period prior to the Closing, was a customer or client, in each case, of the Business.

(iii) directly or indirectly solicit for employment, offer to hire, or hire any Transferred Employees (“Covered Employees”); provided that the Seller Group will not be prohibited from (A) conducting bona fide, general, non-directed solicitation advertisements or web postings for employment conducted by the Seller Group (including any recruitment efforts conducted by any recruiting agency), but not hiring activities resulting therefrom, or (B) hiring any Covered Employee who has left the employment of the Business or Purchaser Group at least six (6) months prior to the date that the Covered Employee is first solicited or offered employment without any prior solicitation or encouragement by the Seller Group in violation of this Section 8.1(a)(iii).

Seller agrees that the duration and scope of the non-competition provision set forth in this Section 8.1(a) are reasonable. In the event that any court determines that the duration or scope, or both, is unreasonable and that such provision is to that extent unenforceable, Purchaser and Seller agree that the provisions shall remain in full force and effect for the greatest time period and for the broadest scope that would not render them unenforceable.

(b) For the Restricted Period, Purchaser covenants with Seller that it shall not, and shall procure that no member of the Purchaser Group shall, directly or indirectly solicit for employment, offer to hire, or hire any Person employed by the Seller Group (who are not Employees) who is or was identified by Seller in connection with the possible purchase of the Business or with whom any member of the Purchaser Group has had contact in assessing the possible purchase of the Business; provided that the Purchaser Group will not be prohibited from (i) conducting bona fide, general, non-directed solicitation advertisements or web postings for employment conducted by the Purchaser Group (including any recruitment efforts conducted by any recruiting agency), or (ii) hiring any such Employee who has left the employment of Seller Group at least six (6) months prior to the date that such Employee is first solicited or offered employment without any prior solicitation or encouragement by the Purchaser Group in violation of this Section 8.1(b).

(c) The parties hereto acknowledge and agree that nothing herein shall be deemed to require Seller to give notice to or obtain the consent of Purchaser in order to engage in any transaction or activity of the types described in Section 8.1(a)(i)-(ii).

ARTICLE IX.

EMPLOYEES AND EMPLOYEE BENEFITS

9.1 Employees.

(a) Prior to the Closing Date (and on or prior to the seventh (7th) day prior to the Closing Date with respect to any Employee subject to the laws of Hong Kong or Singapore or on such day prior to the Closing Date with respect to any other Employee to the extent required by applicable Law), Purchaser or a member of the Purchaser Group shall present each Employee with an offer letter offering employment on the terms and conditions set forth herein and therein as of the Closing Date (or the Later Transfer Date (as defined below) with respect to certain Employees, to the extent applicable); provided, that such Employee continues to be employed by a Seller or Affiliate Seller as of the date of such offer letter and through the Closing Date. Each Employee’s offer letter shall provide for a base salary or hourly wage rate that is no lower than the base salary or hourly wage rate in effect for such Employee immediately prior to the Closing (or the Later Transfer Date); provided further that Purchaser or a member of the

Purchaser Group may substitute independent contractor arrangements in its sole discretion in the jurisdictions of Japan, Thailand and the UAE and for purposes of this Agreement any references to employment with the Purchaser Group shall include service as an independent contractor for any Employees in such jurisdictions. If any such Employee accepts Purchaser’s offer of employment, he or she shall become an employee of the Purchaser Group after the Closing Date or at a later date, with respect to certain Employees as agreed to by the parties hereto, which is the date of the conclusion of any transition period during which the parties agree that the Seller or the Affiliate Sellers continue to employ certain Employees in certain jurisdictions for the benefit of the Purchaser Group as contemplated by Schedule 6 to the Transition Services Agreement, and second the Employees to the Purchaser Group to provide services to the Business (such later date being the “Later Transfer Date”); provided, however, that it is acknowledged and agreed that the sale of the Business in the United Kingdom pursuant to this Agreement constitutes a “relevant transfer” for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended (the “TUPE Regulations”) and, in respect of the non-managerial or non-executive Employees employed in Singapore (the “Relevant Singapore Employees”) constitutes a transfer in Singapore to which s18A Employment Act (Chapter 91) (“Singapore EA”) applies, that such transaction will not operate so as to terminate any of the contracts of employment of the Relevant Singapore Employees and/or the Employees employed in the UK (the “UK Employees”) who will transfer to Purchaser or its Affiliate pursuant to the TUPE Regulations or the Singapore EA (as applicable) and that each contract of employment of the Relevant Singapore Employees and the UK Employees will transfer to, and the Relevant Singapore Employees and the UK Employees will become employees of, Purchaser or its Affiliate with effect from the Closing Date without the need for Purchaser or its Affiliate to offer employment as of the Closing Date as a successor employer to such Employees. All such Employees referred to above in this Section 9.1, including Employees providing services to the Purchaser Group pursuant to a secondment agreement as referenced in Schedule 6 to the Transition Services Agreement (from and after the date such secondment ceases to apply and they become employees of the Purchaser) and the UK Employees and Relevant Singapore Employees, are referred to hereinafter as the “Transferred Employees.” As of the Closing Date (or the Later Transfer Date, with respect to certain Employees, to the extent applicable), without limiting the generality of Section 2.3, Purchaser shall assume all salary, bonus, benefit and other employment-related Liabilities of Seller and the Affiliate Sellers with respect to the Transferred Employees’ employment by the Purchaser Group that accrue or arise during employment by the Purchaser Group on or after the Closing Date.

(b) From the Closing Date (or the Later Transfer Date, with respect to certain Employees, to the extent applicable), Purchaser shall (or shall cause its appropriate Affiliate to) offer benefits to the Transferred Employees that are no less favorable in the aggregate than the benefits provided to similarly situated employees of the Purchaser Group or, if greater, the benefits required by applicable Law. Where applicable, Purchaser shall, and shall procure that each member of the Purchaser Group shall credit each Transferred Employee’s length of service with the Seller Group for purposes of eligibility, vesting and calculating entitlement to vacation days, sick days and severance or long service payments or (with regard to UK Employees only) establishing the level of employee pension contributions (but not benefit accrual under any pension or retirement plan in the United States or the United Kingdom) to the same extent such service was recognized under the plan, program, policy, or arrangement of any member of the Seller Group that most closely resembles that to be offered by any member of the Purchaser Group.

(c) If the Closing Date occurs on or prior to March 15, 2012, at Seller’s option, either (i) Seller shall, or shall arrange for one of the Affiliate Sellers to, pay all accrued bonuses in respect of calendar year 2011 to the Transferred Employees no later than March 15, 2012 or (ii) Purchaser shall, or shall cause one of its Affiliates to, pay all accrued bonuses in respect of calendar year 2011 to the Transferred Employees no later than March 15, 2012, in individual amounts as provided to Purchaser no less than five (5) Business Days prior to March 15, 2012, and Seller shall promptly (but in any event within five (5) Business Days after March 15, 2012) reimburse Purchaser for such amounts (including any employment taxes incurred by Purchaser in making the payments), in each case, whether or not the Transferred Employee is employed by Purchaser or one of its Affiliates on March 15, 2012. Purchaser shall, or shall cause one of its Affiliates to, pay no later than March 15, 2013, bonuses to each Transferred Employee in respect of the portion of calendar year 2012 preceding the Closing, which bonuses shall be in an aggregate amount equal to the amount reflected on the Closing Statement for 2012 bonuses (which accrual shall include employer-side employment taxes) or, if greater, the portion of the calendar year 2012 preceding the Later Transfer Date, with respect to certain Employees to the extent applicable, and in individual amounts as provided to Purchaser within five Business Days after delivery of the Closing Statements, whether or not the Transferred Employee is employed by Purchaser or one of its Affiliates on the date of such payment. Either (A) Seller shall pay all amounts due to be paid under the Seller Benefit Plans that are commission plans (the “Commission Plans”) to Transferred Employees whose employment with a member of the Seller Group terminates on the Closing Date through the Closing Date or (B) if Purchaser consents, which consent will not be unreasonably withheld, Purchaser shall pay all amounts due to such Transferred Employees under the Commission Plans for the period ending on the Closing Date that are unpaid and that are accrued on the Closing Statement (which accrual shall include employer-side employment taxes), which payment shall be made at the time such amounts would have been due in accordance with the terms of the Commission Plans. Following the date of this Agreement, Seller shall, and Seller shall arrange for its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Section 9.1(c).

(d) Effective as of the Closing or, if later, the next quarterly enrollment date for the Purchaser 401(k) Plan, all Transferred Employees who were eligible to participate in the defined contribution plan(s) sponsored by any members of the Seller Group that is intended to be qualified under Section 401(a) of the Code (the “Seller 401(k) Plan”) immediately prior to the Closing shall be eligible to participate in Purchaser’s defined contribution plan that is intended to meet the requirements of Section 401(a) of the Code (the “Purchaser 401(k) Plan”), provided that they satisfy the terms for participation therein (other than service requirements for eligibility, as those will not apply pursuant to Section 9.1(b) above). Each Transferred Employee who has an account under the Seller 401(k) Plan shall be eligible to receive a distribution from such Seller 401(k) Plan following the Closing. Purchaser or a member of the Purchaser Group shall make available to each Loan-Eligible Transferred Employee (as defined below) an up to six (6) month bridge loan (in an amount not to exceed the balance of all outstanding loans to the Loan-Eligible Transferred Employees from the Seller 401(k) Plan and with a rate of interest that is no more than a reasonable rate) to assist such Loan-Eligible Transferred Employee. For purposes of this

Agreement, a “Loan-Eligible Transferred Employee” shall mean any individual who completes thirty (30) days of full-time employment as a Transferred Employee, meets (or on the next enrollment date will meet) the eligibility requirements for participation in the Purchaser 401(k) Plan (other than service requirements for eligibility, as those will not apply pursuant to Section 9.1(b) above), and then has an outstanding plan loan from the Seller 401(k) Plan.

(e) After the Closing, Purchaser shall provide Transferred Employees with the ability to continue to accrue vacation based on the number of days/weeks to which they were entitled under the Seller’s vacation policy immediately prior to the Closing; provided that any future increases in vacation accrual rates will be based on the application of Purchaser’s vacation policies.

(f) U.K. Employees

(i) In the case of UK Employees, Purchaser shall and (if applicable) shall procure that its Affiliates shall, in addition to meeting the requirements of Section 9.1 above, comply with any additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the transfer of the Business or otherwise, including the TUPE Regulations. Purchaser shall (and shall procure that its Affiliates shall) perform and discharge all obligations of Purchaser and its Affiliates in respect of the UK Employees for Purchaser’s own account on and after the Closing Date.

(ii) Other than in respect of any failure by Purchaser and/or its Affiliates to comply with the obligations set out in Regulation 13(4) of the TUPE Regulations and other than in respect of any Losses suffered or incurred by a member of the Seller Group as a result of any claim by or on behalf of any UK Employee under Regulation 4(11) of the TUPE Regulations arising out of any act or omission of Purchaser and/or its Affiliates, Seller will indemnify and hold harmless Purchaser and/or its Affiliates against all Losses suffered or incurred by Purchaser and/or its Affiliates arising out of or in connection with any claim: (A) by any UK Employee arising out of any act or omission, breach or default by a member of the Seller Group on or prior to the Closing Date to the extent that such claim concerns or arises from such individual’s employment with a member of the Seller Group; (B) for or relating to the termination of the employment of any UK Employee by Seller or any member of the Seller’s Group at any time prior to or at Closing; (C) for or relating to the termination of the employment of any UK Employee after Closing where the termination is caused by any act or omission of the Seller or any member of the Seller’s Group prior to or at Closing; and (D) for or relating to any failure by Seller or any member of the Seller’s Group to comply with the obligations it has under the TUPE Regulations to provide information to, and/or consult with, the appropriate representatives of any UK Employee, or any UK Employee(s) personally except to the extent that such failure arises as a result of any failure by Purchaser and/or its Affiliates to comply with the obligations set out in Regulation 13(4) of the TUPE Regulations.

(iii) If it is found or alleged that any person who is not an Employee transfers into the employment of Purchaser or any member of Purchaser’s Group pursuant to the operation of the TUPE Regulations or otherwise as a result of the transactions contemplated by this agreement (each an “Unidentified Employee”), then Purchaser, or the relevant member of Purchaser’s Group as the case may be, may terminate the employment of the Unidentified Employee within three (3) months of becoming aware that the Unidentified Employee has, or alleges that he/she has, transferred into the employment of Purchaser or the relevant member of Purchaser’s Group, and in this event Seller shall indemnify and hold harmless Purchaser and each member of the Purchaser’s Group against any and all Losses the Purchaser and each member of Purchaser’s Group may suffer or incur in relation to or arising from (A) any such termination of employment; and (B) the employment of the applicable Unidentified Employee up to the date that the termination of employment takes effect, including any and all Losses and other liabilities relating to or arising from the employment of the applicable Unidentified Employee prior to the date he/she transferred into the employment of Purchaser or the relevant member of Purchaser’s Group.

(iv) Purchaser shall indemnify and hold harmless each member of the Seller Group from and against all Losses suffered or incurred by any member of the Seller Group arising out of or in connection with:

(A) any failure of Purchaser and/or its Affiliates to comply with their obligations pursuant to Regulation 13(4) of the TUPE Regulations it being acknowledged and agreed that the Purchaser shall provide details of any measures that it (or any of its Affiliates) envisages will be taken in relation to the UK Employees (or, if no such measures are envisaged, that fact) by no later than seven (7) days after the date of this Agreement;

(B) any substantial change in the working conditions or contract of employment of any UK Employee to his or her detriment occurring on or after the Closing Date (including but not limited to any claim by any UK Employee arising from his or her resignation or deemed termination of employment by reason of or related to such detrimental substantial changes); and

(C) any claim by any UK Employee for any remedy arising out of any act or omission, breach or default of Purchaser or any of its Affiliates to the extent that such claim concerns or arises from employment with Purchaser or any of its Affiliates after the Closing Date (including but not limited to any liability arising out of the termination or dismissal by the Purchaser or any of its Affiliates of any UK Employee after the Closing Date).

(v) Seller (or the relevant Affiliate Seller) shall bear the cost of salaries and other payments (including payments in connection with provision of benefits) and the cost of providing any benefits which are payable to or in respect of any UK Employee up to and on the Closing Date and, accordingly, Purchaser shall reimburse Seller, or such Affiliate Seller as designated by Seller, for any payment made by Seller (or any of the Affiliate Sellers) which is referable to a period after the Closing Date, and Purchaser shall bear the cost of salaries and other payments (including payments in connection with provision of benefits) and the cost of providing any benefits which are payable to or in respect of any UK Employee after the Closing Date and, accordingly, Seller shall (or shall arrange that the applicable Affiliate Seller shall) reimburse Purchaser or any of its Affiliates for any payment made by Purchaser or any of its Affiliates which is referable to a period on or before the Closing Date.

(vi) Purchaser and Seller, having each taken independent legal advice, acknowledge the duties imposed by Regulation 11 of the TUPE Regulations in respect of the provision of employee liability information and agree that the Seller shall use its reasonable endeavors to provide all such employee liability information within three (3) working days of the date of this agreement provided always that Purchaser, for itself and on behalf of each of its Affiliates, agrees that it would not be just and equitable for it to pursue any future claim in respect of a breach of Regulation 11 of the TUPE Regulations, and accordingly undertake not to bring such a claim against Seller or any of its Affiliates, provided that nothing in this Section shall prevent the Purchaser from issuing a claim against the Seller for breach of its obligations under this Section to use its reasonable endeavors to provide employee liability information within three working days of the date of this agreement. Purchaser further agrees that if it or any of its Affiliates should bring a claim against the Seller or any Seller Affiliate in respect of a breach of Regulation 11 of the TUPE Regulations, it will indemnify and hold harmless each member of the Seller Group fully in respect of all Losses arising from or in connection with such a claim, provided that this indemnity shall not apply to any claim brought by Purchaser or any of its Affiliates with regard to the Seller’s breach of the terms of this Section. For the purposes of this Agreement, “employee liability information” shall have the meaning given to it in the TUPE Regulations.

(vii) Purchaser shall comply with its obligations under Section 257 and 258 of the UK Pensions Act 2004 and the Transfer of Employment (Pension Protection) Regulations 2005.

(g) UK Pensions. Neither Seller nor Purchaser intend for there to be any transfer of any assets from Seller and/or the Thomson Corporation Plc Pension Scheme and/or the Thomson Reuters UK Retirement Plan (together the “Thomson Reuters UK Pension Schemes”) to Purchaser or any member of Purchaser’s Group, or for Purchaser to have or assume any obligations or liabilities whatsoever with regard to the Thomson Reuters UK Pension Schemes.

(i) Seller and Purchaser agree that any UK Employees who were members of the Thomson Reuters UK Pension Schemes immediately prior to Closing shall cease to be active members, and become deferred members, of the Thomson Reuters UK Pension Schemes with effect from Closing.

(ii) The provisions set out in Section 9.1(g)(iii) and 9.1(g)(iv) will apply where a UK Employee who was an active member of either of the Thomson Reuters UK Pension Schemes at any time prior to Closing (a “Relevant UK Employee”) obtains a ruling, judgment, determination or order from any court or tribunal of competent jurisdiction or the Pensions Ombudsman of the United Kingdom, or settles a claim or potential claim in accordance with Section 11.4 via terms of settlement, that, notwithstanding any entitlement or right he has or may have as a deferred member of either of the Thomson Reuters UK Pension Schemes to any benefit on or for early retirement or on redundancy in respect of benefits accrued as a member of either of the Thomson Reuters UK Pension Schemes in respect of pre-Closing pensionable service (“Relevant UK Employee’s Deferred Benefit”), the Purchaser, or any Affiliate of the Purchaser, must pay to the Relevant UK Employee an amount in respect of the Relevant UK Employee’s right or entitlement to receive any benefit by virtue of his/her membership of either of the Thomson Reuters UK Pension Schemes on or for early retirement or on redundancy (in respect of his/her benefits accrued in respect of pensionable service prior to Closing) that transferred from Seller to Purchaser (and that Purchaser is therefore liable or obliged to pay to the Relevant UK Employee) under (or as a result of the application of) the TUPE Regulations (the “Enhanced Pension Benefits”), and regardless of whether or not in each case such payment is to be made in addition to any Relevant UK Employee’s Deferred Benefit (a “Successful Claim”).

(iii) On becoming aware of a claim or threatened claim for Enhanced Pension Benefits, Purchaser shall notify Seller promptly and (in consultation with Seller) shall notify the Relevant UK Employee concerned of his/her right (if any) as a deferred pensioner of the applicable Thomson Reuters UK Pension Scheme to satisfy such claim from the applicable Thomson Reuters UK Pension Scheme.

(iv) Subject to ARTICLE XI, Seller will indemnify Purchaser and all Affiliates of Purchaser, and hold Purchaser and all Affiliates of Purchaser harmless, against and from:

(A) any and all Liabilities, claims, losses and/or costs (including legal costs) reasonably incurred or payment made by Purchaser (or any Affiliate of Purchaser) in respect of a Successful Claim; and

(B) any and all costs (including legal costs) and expenses reasonably incurred or paid by Purchaser (or any Affiliate of Purchaser) in responding to, dealing with, defending, admitting or settling any UK Employee’s claim to Enhanced Pension Benefits that do not result in a Successful Claim, and to this end Seller shall reimburse Purchaser and all Affiliates of Purchaser (and the parties shall consult with each other as to the most tax efficient means of doing so).

9.2 Health and Welfare Benefits.

(a) Purchaser and Seller acknowledge and agree that, effective as of the Closing Date (or the Later Transfer Date, with respect to certain Employees, to the extent applicable), except as contemplated by Section 9.2(b) and Section 9.1(f), coverage under all life insurance, disability, accidental death and disability and any other welfare or fringe benefit plans or programs sponsored or maintained by any member of the Seller Group for Transferred Employees and beneficiaries and dependents thereof shall cease and be of no further force or effect as to the Transferred Employees and beneficiaries and dependents thereof. Purchaser and Seller acknowledge and agree that coverage under all health and medical, including dental and vision, insurance for employees in the United States shall continue for the Transferred Employees and their beneficiaries and dependents who are enrolled in such health and medical insurance plans on the Closing Date, through the last day of the month in which the Closing occurs.

(b) No active-at-work requirement or waiting period or exclusion from coverage of any pre-existing medical condition shall apply to the participation of any Transferred Employee (or dependent thereof) in Employee Benefit Plans of Purchaser or Purchaser Group that exclusively provide medical care, dental care, or vision care for the Transferred Employees. Transferred Employees and their eligible dependents, to the extent applicable, shall be eligible to participate in Employee Benefit Plans of Purchaser or the Purchaser Group, as applicable, that are health and welfare plans providing for medical, dental, vision, life insurance, disability, accidental death and other welfare or fringe benefits effective as of the Closing Date (or the Later Transfer Date, with respect to certain Employees, to the extent applicable); provided, however, that if the Closing Date does not occur on the first day of a month, then such Transferred Employees and their eligible dependents shall be eligible to participate in the Employee Benefit Plans of Purchaser or the Purchaser Group that provide for medical, dental and vision benefits effective as of the first day of the month following the Closing Date.

(c) To the extent that any Transferred Employee maintains an account under any Seller Benefit Plan that is a Code Section 125 medical flexible spending account plan (the “Seller FSA”) as of the Closing Date (or the Later Transfer Date, with respect to certain Employees, to the extent applicable), Purchaser shall, or shall cause a member of the Purchaser Group to establish a Code Section 125 medical flexible spending account plan (the “Purchaser FSA”) and provide such Transferred Employee, for the remaining portion of the calendar year in which the Closing occurs, with coverage under such Purchaser FSA at the same level as the coverage provided under the Seller FSA. Each Transferred Employee shall be treated as if his participation in the Purchaser FSA had been continuous from the beginning of the plan year in which the Closing Date occurs and each existing salary reduction election under the Seller FSA shall be taken into account for the remainder of the plan year, as if made under the Purchaser FSA. The Purchaser FSA shall provide reimbursement for expenses incurred by Transferred Employees at any time during the plan year in which the Closing Date occurs (including claims incurred before the Closing), up to the amount of such Transferred Employees’ elections and reduced by amounts previously reimbursed by the Seller FSA. This Section 9.2(c) shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32, 2002-1 C.B. 1069 (June 6, 2002). If, as of the Closing Date (or the Later Transfer Date, with respect to accounts of certain Employees, to the extent applicable), the amount of contributions made by Transferred Employees to the Seller FSA for the plan year in which the Closing Date occurs exceeds the amount reimbursed to such Transferred Employees under the Seller FSA for such plan year, upon the Closing (or the Later Transfer Date, with respect to accounts of certain Employees, to the extent applicable), Seller shall pay to Purchaser for deposit into the Purchaser FSA an amount equal to the amount of such excess. If, as of the Closing Date (or the Later Transfer Date, with respect to accounts of certain Employees, to the extent applicable), the amount reimbursed to such Transferred Employees under the Seller FSA for the plan year in which the Closing Date occurs exceeds the amount of contributions made by Transferred Employees to the Seller FSA for such plan year, as of the last day of the plan year, Purchaser shall pay to Seller an amount up to the amount of such excess for each such Transferred Employee based upon the amount received in contributions from the Transferred Employee following the Closing Date in the plan year in which the Closing Date occurs.

9.3 Termination of Participation in the Seller Benefit Plans. Other than the Commission Plans and the portion of the Seller FSA that are assumed by Purchaser in accordance with Section 9.1(c) and Section 9.2(c), and as provided in Section 9.2(a) and Section 9.1(f), effective as of the Closing Date, the Employees shall no longer participate in the Seller Benefit Plans.

9.4 WARN. If Purchaser does not continue all the operations of the Business or does not employ any or all of the Employees on and after the Closing Date, Purchaser shall be responsible for, and indemnify each member of the Seller Group in respect of, any notification, payments and benefits required to be provided under WARN with respect to the Employees, regardless of whether any such notification would be required prior to the Closing Date.

9.5 Employment Tax Reporting. Purchaser and Seller (and their respective Affiliates) hereby agree to follow the “Alternate Procedure,” as such procedure is described in Section 5 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320 (Aug. 18, 2004), for preparing and filing Forms W-2, and 941, and transferring of Forms W-4 and W-5, with respect to Transferred Employees, subject to Seller’s (and their respective Affiliates’) providing information to Purchaser sufficient to permit it to use such Alternate Procedure.

9.6 Third Party Beneficiaries. This ARTICLE IX shall operate exclusively for the benefit of the parties to this Agreement and not for the benefit of any other person, including the Transferred Employees or any other Employee, consultant, Former Employee or independent contractor or other person who performs or performed services to the Business.

ARTICLE X.

CONDITIONS TO CLOSING

10.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Seller set forth in this Agreement shall be true and correct at and as of the Closing, except (i) to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (it being agreed that all materiality or Material Adverse Effect qualifications in the representations and warranties shall be disregarded in determining whether any such failure would reasonably be expected to result in a Material Adverse Effect for purposes of this clause (ii)); and Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;

(b) all obligations and agreements required in this Agreement to be performed or complied with by Seller prior to the Closing Date shall have been performed or complied with in all material respects, and Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(e) a member or members of the Seller Group shall have delivered, or caused to be delivered, to Purchaser a duly executed Transition Services Agreement in the form of Exhibit A hereto and each of the Commercial Agreements shall be in full force and effect;

(f) the applicable Seller and Affiliate Sellers shall have delivered, or caused to be delivered, to Purchaser a duly executed bill of sale in the form of Exhibit B hereto;

(g) the applicable Seller and Affiliate Sellers shall have delivered, or caused to be delivered, to Purchaser a duly executed assignment and assumption agreement in the form of Exhibit C hereto;

(h) Seller shall have delivered, or caused to be delivered, to Purchaser on the date of the execution hereof the Seller Parent Guaranty; and

(i) the applicable Seller and Affiliate Sellers shall have delivered, or caused to be delivered, to Purchaser, duly executed copies of the consents required pursuant to the Contracts set forth on Section 10.1(i) of the Seller Disclosure Schedule.

10.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Purchaser set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Seller shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;

(b) all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects, and Seller shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(e) Purchaser shall have delivered, or caused to be delivered, to Seller evidence of the wire transfer referred to in Section 3.2;

(f) Purchaser shall have delivered, or caused to be delivered, to Seller a duly executed Transition Services Agreement in the form of Exhibit A hereto and duly executed Commercial Agreements;

(g) Purchaser shall have delivered, or caused to be delivered, to Seller on the date of the execution hereof the Purchaser Guaranty;

(h) Purchaser shall have delivered, or caused to be delivered, to Seller a duly executed assignment and assumption agreement in the form of Exhibit C hereto; and

(i) the Seller, in its reasonable opinion, having been satisfied that any information and/or consultation obligations arising as a result of or in connection with the transactions contemplated by this Agreement and concerning Employees in any jurisdiction have been satisfied.

ARTICLE XI.

INDEMNIFICATION

11.1 Survival of Representations and Warranties.

(a) The representations and warranties of the parties contained in this Agreement shall survive the Closing and claims may be asserted with respect thereto to the extent permitted by this ARTICLE XI. Each indemnified party must give notice to the respective indemnifying party of any claim for indemnification under Section 11.2(a)(i) (other than with respect to the Fundamental Representations (as defined below)) or Section 11.3(a) in writing setting forth the specific claim and the basis therefor in reasonable detail prior to the 18-month anniversary of the Closing Date (the period from the day after the Closing Date to and including the 18-month anniversary of the Closing Date, the “Survival Period”). Any claim for indemnification not made by Purchaser on or prior to the last day of the Survival Period will be irrevocably and unconditionally released and waived. For the avoidance of doubt, there shall be no limitation on the survival period for Fundamental Representations or claims brought under clauses (ii) through (iv) of Section 11.2(a) or under subsections (b) through (f) of Section 11.3.

(b) All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

11.2 Indemnification by Seller.

(a) Subject to Sections 11.1 and 11.5 hereof, Seller, on behalf of itself and the Affiliate Sellers, hereby agrees to indemnify and hold Purchaser and its directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, liabilities, claims, demands, judgments, damages (excluding consequential damages), fines, suits, actions, costs and expenses (individually, a “Loss” and, collectively, “Losses”):

(i) based upon or resulting from the failure of any of the representations or warranties made by Seller in this Agreement or any certificate to be delivered in accordance with the terms hereof to be true and correct; provided, that for the sole purpose of determining Losses (and not for determining whether a breach of representation or warranty has occurred) the representations and warranties of Seller shall not be deemed qualified by any reference to “materiality,” “Material Adverse Effect” or similar qualification contained therein;

(ii) based upon or resulting from the breach of any covenant or other agreement of Seller set forth in this Agreement;

(iii) based upon or arising from any Excluded Asset or any Excluded Liability; and

(iv) as set forth in Section 9.1.

(b) Purchaser shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

11.3 Indemnification by Purchaser. Subject to Sections 11.1 and 11.5, Purchaser hereby agrees to indemnify and hold Seller and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses:

(a) based upon or resulting from the failure of any of the representations or warranties made by Purchaser in this Agreement to be true and correct in all respects at the date hereof;

(b) based upon or resulting from the breach of any covenant or other agreement of Purchaser set forth in this Agreement;

(c) based upon or arising from any Assumed Liability;

(d) based upon or arising from any Purchased Asset or Purchaser’s operation of the Business or employment of the Employees after the Closing Date (other than Losses arising from a matter for which any Purchaser Indemnified Party is entitled to indemnification pursuant to Section 11.2);

(e) arising from or due to the termination of employment of, or the terms and conditions of the offer of employment to (or the failure to offer employment, even if a position such as “independent contractor” is offered, to), any Employee employed outside of the United States or the United Kingdom (who continues to be employed with Seller or the Affiliate Sellers immediately prior to the Closing) or arising from or due to Purchaser’s failure to offer employment as of the Closing Date to any Employee employed in the United States (who continues to be employed with Seller or the Affiliate Sellers immediately prior to the Closing), whether under the terms of applicable law or the terms of any Seller Benefit Plan; for the sake of clarity, any such Liability shall include any Liability that arises during or after any period during which any such Employee is an employee of Seller or the Affiliate Sellers on or after the Closing Date; and;

(f) as set forth in Section 9.1.

Seller shall take and shall cause its Affiliates to take reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

11.4 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which payment may be sought under Section 11.2 or 11.3 hereof (an “Indemnification Claim” or within such shorter period specified in Section 9.1(g) in relation to an Indemnification Claim under that Section), the indemnified party shall within thirty (30) days (or within such shorter period as may be required to permit the indemnifying party to respond to any such Indemnification Claim) cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party, together with all notices and documents served on or received by the indemnified party. The failure of the indemnified party to give such notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is prejudiced as a result of such failure. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against by it hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against by it hereunder, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) notify the indemnified party of its intent to do so; provided, however, that if Seller is the indemnifying party that defends against, negotiates, settles or otherwise deals with such Indemnification Claim, the reasonable out-of-pocket attorneys’ fees and expenses incurred by Seller in connection with such defense, negotiation, settlement or other dealings shall reduce (by the amount thereof) the amount recoverable under the Cap by Purchaser Indemnified Parties from Seller. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any

Losses indemnified against hereunder, the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of outside counsel to the indemnified party a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all indemnified parties in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim, including the indemnified party, at its own expense, providing access to all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the indemnified party’s control relating thereto (or in the possession or control of any of its Affiliates or its or their Representatives) as is reasonably requested by the indemnifying party or its counsel. Notwithstanding anything in this Section 11.4 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant provides to such other party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of Sections 11.5 and 11.6, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Indemnification Claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Losses of the indemnified party relating to such Indemnification Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Indemnification Claim. If the indemnifying party makes any payment on any Indemnification Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

11.5 Certain Limitations on Indemnification.

(a) Except as set forth in Section 11.5(b), notwithstanding the provisions of this ARTICLE XI, neither Seller nor Purchaser shall have any indemnification obligations for Losses under Sections 11.2(a)(i) or 11.3(a)) for (i) any individual item, or group of items arising out of the same event, where the Loss relating thereto is less than $50,000 (the “Sub-Basket”) and (ii) in respect of each individual item, or group of items arising out of the same event, where the Loss relating thereto is equal to or greater than the Sub-Basket, unless the aggregate amount of all such Losses exceeds $1,750,000 (the “Basket”), in which case the indemnifying party shall be obligated for all such Losses in excess of $875,000; provided that the foregoing shall not apply to breaches of Sections 5.1, 5.2 and 5.5(a) (the “Fundamental Representations”). In no event shall the aggregate indemnification to be paid by Seller, on the one hand, or Purchaser, on the other hand, for (A) Losses under Section 11.2(a)(i) (other than with respect to the Fundamental Representations) or Section 11.3(a), respectively exceed $17,500,000 or (B) Losses under Section 11.2(a)(i) relating to the Fundamental Representations, exceed the Purchase Price (in each case, the applicable “Cap”).

(b) Seller shall not be required to indemnify any Purchaser Indemnified Party and Purchaser shall not be required to indemnify any Seller Indemnified Party to the extent of any Losses that a court of competent jurisdiction shall have determined by final judgment to have resulted from the bad faith, gross negligence or willful misconduct of the party seeking indemnification.

(c) Purchaser shall not make any claim for indemnification under this ARTICLE XI, and shall not be entitled to be indemnified, in respect of any matter that is taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 3.3.

(d) Purchaser shall not make any claim for indemnification under this ARTICLE XI, and shall not be entitled to be indemnified, in respect of any claim for Losses relating to Section 5.9(c)(i) that do not arise out of an independent third-party claim.

11.6 Calculation of Losses.

(a) The amount of any Losses for which indemnification is provided under this ARTICLE XI shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Losses. Purchaser shall use its commercially reasonable efforts to recover under insurance policies for any Losses prior to seeking indemnification under this Agreement.

(b) Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any consequential, special or punitive damages of such other Person.

11.7 Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE XI as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.

11.8 Exclusive Remedy. From and after the Closing, the sole and exclusive remedy for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement in this Agreement, shall be indemnification in accordance with this ARTICLE XI, other than with respect to claims based on fraud. Solely to the extent necessary to give effect to the foregoing, each of the parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or Purchaser, as the case may be, arising under or based upon any federal, state or local Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise). Notwithstanding the foregoing, this Section 11.8 shall not operate to (i) interfere with or impede the operation of the provisions of ARTICLE III providing for the resolution of certain disputes relating to the Purchase Price between the parties and/or by an Independent Accountant or (ii) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief).

ARTICLE XII.

MISCELLANEOUS

12.1 Payment of Sales, Use or Similar Taxes.

(a) Except as otherwise provided in Section 12.1(b) hereof, Seller, on the one hand, and Purchaser, on the other hand, shall share equally any sales taxes applicable to the Purchased Assets and all other applicable sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges (including real property transfer gains taxes, UCC-3 filing fees, FAA, ICC, DOT, real estate and motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings) in connection with the transactions contemplated by this Agreement (other than (x) taxes measured by or with respect to income imposed on any member of the Seller Group or (y) sales taxes imposed by a state located within the United States other than the states of Massachusetts, New Jersey or Wisconsin; it being understood that the taxes described in clauses (x) and (y) shall be the responsibility of Seller). Seller and Purchaser shall cooperate in filing all necessary documents (including all Tax Returns) with respect to all such amounts in a timely manner and each party shall reimburse the other within 30 days of a request therefor.

(b) Upon Seller’s reasonable request, Purchaser will promptly (but in any event within five (5) Business Days) provide Seller with information required to determine whether VAT is payable on the sale of Purchased Assets. If any VAT is payable on the sale of the Purchased Assets pursuant to this Agreement, Purchaser shall pay to Seller, or such Affiliate Seller as designated by Seller, the amount of that VAT in addition to the Purchase Price, at Closing (and indemnify Seller (on an after-Tax basis) for any interest and penalties imposed by HMRC or any other Taxing Authority arising out of the treatment by Seller and Purchaser of the sale of the Purchased Assets). Upon the reasonable request of Purchaser, Seller shall promptly deliver or caused to be delivered to Purchaser a proper VAT invoice in respect of the VAT payable. If Purchaser fails to pay the due amount of VAT at the Closing, Purchaser shall pay Interest on that amount from the Closing Date to the date of actual payment, which for the avoidance of doubt shall be in addition to any interest arising under the second preceding sentence.

(c) For purposes of Section 2.4(e), in the case of a taxable period that includes the Closing Date, Taxes relating to the Purchased Assets shall be allocated to the periods before and after the Closing Date as follows: (i) in the case of Taxes such as property taxes, such Taxes shall be allocated to periods before and after the Closing Date on a per diem basis and (ii) in the case of Taxes based on net or gross income, or transactional taxes such as sales taxes, the portion of such Taxes allocable to the period before the Closing Date shall be computed on the assumption that the taxable period ended on the Closing Date.

12.2 Expenses. Except as set forth on Section 12.2 of the Seller Disclosure Schedule or otherwise provided in this Agreement, Seller, on the one hand, and Purchaser, on the other hand, shall each bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, Purchaser shall be responsible for, and shall pay directly the filing fee under the HSR Act.

12.3 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the borough of Manhattan of the City, County and State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 12.6.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.3(c).

12.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Confidentiality Agreement, the Transition Services Agreement and the Commercial Agreements represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.5 Governing Law. THIS AGREEMENT AND THE OTHER TRANSFER DOCUMENTS, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, TERMINATION, PERFORMANCE OR NONPERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.

12.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller (notice as set forth below shall be deemed notice to Seller and the Affiliate Sellers), to:

Thomson Reuters (Markets) LLC

3 Times Square

New York, New York 10036

Attention: General Counsel, Financial & Risk

Facsimile: (646) 223-4250

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Facsimile: (212) 310-8007

Attention: Howard Chatzinoff

     Jaclyn Cohen

If to Purchaser, to:

SS&C Technologies, Inc.

80 Lamberton Road

Windsor, CT 06095

Facsimile: (860) 298-4969

Attention: General Counsel

With a copy to:

WilmerHale

60 State Street

Boston, Massachusetts 02109

Facsimile: (617) 526-5000

Attention:     David Westenberg

          John Burgess

          Jeff Stein

12.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

12.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided that Seller or Purchaser may assign any or all of its respective rights or obligations under this Agreement to any of its Affiliates; provided, further, that in the event of any such assignment, Seller or Purchaser, as applicable, shall not be relieved of any liability with respect to such obligations as a result of such assignment. Upon any such permitted assignment, the references in this Agreement to Seller shall also apply to any such assignee unless the context otherwise requires.

12.9 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any member of the Seller Group or the Purchaser Group shall have any liability for any obligations or liabilities of such party under this Agreement or the Seller Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby (other than in their capacities as a Party).

12.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

THOMSON REUTERS (MARKETS) LLC

By:	/s/ John Bellizzi
Name: John Bellizzi
Title: Authorized Signatory

SS&C TECHNOLOGIES, INC.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Senior Vice President, Chief Financial Officer and Treasurer

Schedule of Affiliate Sellers

Reuters Limited

Thomson Reuters Corporation Pte Limited

Reuters Limited, Taiwan branch

Thomson Reuters Hong Kong Limited

Thomson Reuters Markets KK

Thomson Reuters (Markets) Australia Pty Ltd

Thomson Reuters India Services Private Limited

Reuters (Thailand) Limited

EXHIBIT A

TRANSITION SERVICES AGREEMENT

EXHIBIT B

FORM OF BILL OF SALE

EXHIBIT C

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

EXHIBIT D

FORM OF IP ASSIGNMENT AGREEMENT